Mark E. Crone Managing Partner mcrone@cronelawgroup.com Joe Laxague Partner jlaxague@cronelawgroup.com

VIA EDGAR

October 21, 2022

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Finance

Division of Corporation Finance

Washington, D.C. 20549

Attn: David Gessert or Jessica Livingston

Re:	Re: Plutus Financial Group Limited Draft Registration Statement on Form F-1 Submitted July 19, 2022 CIK No. 0001933021

Dear Mr. Gessert:

We write on behalf of Plutus Financial Group Limited (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated August 17, 2022, commenting on the Company’s Registration Statement on Form F-1 submitted July 19, 2022 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Draft Registration Statement on Form F-1 Submitted July 19, 2022

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this submission to discuss how to submit the materials, if any, to us for our review.

Response: At this time, no written communications have been prepared for presentation to potential investors. The Company affirms that all such communications, when prepared and authorized for presentation to investors, will be furnished to Commission.

2. Please confirm that in your Exchange Act filings you will provide disclosure highlighting the risks associated with investing in companies that are based in or that have significant operations in the PRC and Hong Kong.

Response: In response to this comment, the Company confirms that its future Exchange Act filings will provide appropriate disclosures highlighting the risks associated with investing in companies that are based in or that have significant operations in the PRC and Hong Kong.

United States Securities and Exchange Commission

Attn: David Gessert

October 21, 2022

3. Please provide your analysis as to whether you are an investment company under the Investment Company Act of 1940, including what exclusion from the Investment Company Act of 1940 that you and your subsidiaries are relying on (if any). Your detailed legal analysis should include relevant unconsolidated financial information supporting your determination and indicate the value of any investment securities and total assets, exclusive of cash items and Government securities, on an unconsolidated basis. In addition, please explain why an investment in Plutus Financial Group Limited is not equivalent to an investment in a fund of funds. Please note that we may refer your response to the Division of Investment Management for further review.

Response: In response to this comment, the Company respectfully submits that it is not an investment company under section 3(a)(1)(A) of the Investment Company Act of 1940 (the “Act”).

Section 3(a)(1)(A) of the Act defines an investment company to include an issuer primarily engaged (or holding itself out as being primarily engaged) in the business of investing in securities. As described in the confidential Draft Registration Statement on Form F-1, submitted on July 19, 2022 (the “Registration Statement”), the Company is a holding company that, through Plutus Securities Limited (“Plutus Securities”), provides securities dealings and brokerage services; margin financing services; and underwriting and placing services, and through Plutus Asset Management Limited (“Plutus Asset Management”), provides investment advisory services (both of Plutus Securities and Plutus Asset Management are wholly-owned indirect operating subsidiaries of the Company incorporated in Hong Kong).

The Commission and the courts have developed a number of criteria to be used in determining whether an issuer is engaged “primarily” in a non-investment business. The applicable criteria include: the issuer’s historical development; its public representations concerning its activities; the activities of its officers and directors, the extent of their involvement in the management of the issuer; the nature of its present assets; and the sources of its present income. The most significant criteria are the nature of an issuer’s assets (as evidenced by the percentage of the issuer’s assets invested in investment securities) and the sources of the issuer’s present income (as evidenced by the percentage of the issuer’s income derived from investment securities). See Dan River, Inc. v. Icahn, 701 F.2d 278 (4th Cir. 1983) (“Dan River”)) in which the court identified these five factors relevant to that standard—with special attention to the composition of the company’s assets and the sources of the company’s income. See also Financial Funding Group, Inc., SEC No-Action Letter, 1982 SEC No-Act. LEXIS 2155 (Mar. 3, 1982).

United States Securities and Exchange Commission

Attn: David Gessert

October 21, 2022

The Company primarily derives its income from two segments or sources: securities-related services and asset management services. The securities-related services segment, through Plutus Securities, generated commission by offering securities dealing and brokerage services, securities underwriting and placing services and other financing services. The asset management services segment, through Plutus Asset Management, generated asset management fees by providing asset management services and investment advisory services. As an investment adviser, the Company is primarily focused on investing the assets of others, and not as an investment company investing for its own account.

As disclosed in the Company’s audited consolidated financial statements as of December 31, 2020 and 2021 included in the Registration Statement, the Company does not hold a material amount of investment securities for its own account. In addition, none of the Company’s revenues have been derived from assets comprising investment securities. Thus, the two most important factors for determining the Company’s primary business indicate that the Company is not engaged in the business of investing, reinvesting or trading in securities for its own account.

The Company is also relying on the exemption from the definition of an investment company under Section 3(c)(2)(A) of the Act because it is clearly “primarily engaged in the business of underwriting, placing services and distributing securities issued by other persons, it acts as broker and dealer, as a market intermediary, and provides other financing services, and its gross income is derived principally from these business and related activities. In fact, all of the Company’s revenues have been derived from brokerage commissions, underwriting and placement agent fees, assert management fees, and interest income.

Finally, an investment in the Company is not equivalent to an investment in a fund of funds for the following reasons:

First, a fund of funds is primarily engaged in the business of investing in securities issued by investment funds. By contrast, the Company’s Plutus Asset Management subsidiary is primarily engaged in the business of providing investment advisory and asset management services to clients. Thus, the Company is engaged in a business that is different from the business of a fund of funds. Secondly, a fund of funds’ primary source of revenue is derived from the investment of capital, the return on which is dependent on the efforts of others. By contrast, the primary sources of revenue of an investment adviser like the Company are the management fees and incentive income it earns for providing investment advisory and management services to others. This revenue is not dependent on the investment of the Company’s own capital nor dependent on the efforts of others. Thus, the Company’s primary source of revenue is qualitatively different from a fund of funds’ source of revenue. Thirdly, the primary assets of a fund of funds are investment securities issued by funds. By contrast, the Company’s assets are primarily composed of investment management agreements to pursuant to which the Company acts as the investment manager or sub-investment manager, providing services to others. Thus, the Company’s assets are different from the assets of a fund of funds.

United States Securities and Exchange Commission

Attn: David Gessert

October 21, 2022

Cover Page

4. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. Explain whether your corporate structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: In response to this comment, the Company has amended the Registration Statement to add a bold text disclosure stating that the issuer is a Cayman Islands holding company conducting operations in Hong Kong through its Hong Kong subsidiaries, and that investors are purchasing shares in the Caymans holding company. The Company’s structure, which consists of ordinary parent-subsidiary relationships, is not designed to deal with any type of prohibition on direct investment in Hong Kong companies and is lawful under Hong Kong law. As part of the new bold-text disclosure, however, the Company has added additional disclosure that its structure could in theory be disallowed by some type of PRC action under its “long arm” jurisdiction over Hong Kong, causing the Company’s operations and the value of its ordinary shares to be adversely affected. A reference to the existing risk factor on this subject was also included.

5. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China or Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: In response to this comment, the Commission’s attention is respectfully directed to the bold text pages in the Prospectus cover page that begin with the text: “All operations of the Company are primarily located in Hong Kong, a Special Administrative Region of the People’s Republic of China (“China” or the “PRC”), and therefore, the Company may be subject to unique risks . . .” These disclosures address the potential risks posed by recent regulations and policy statements by the government of the PRC, including new regulations on cybersecurity and new required permissions for overseas listings by certain types of PRC-based issuers. As discussed in this material, these new PRC regulations are not applicable to the Company under the Basic Law for Hong Kong, which provides that PRC national laws are not applicable in Hong Kong with the exception of certain enumerated matters relating to China’s defense, foreign affairs, and related subjects outside the local autonomy of Hong Kong. However, these bold text disclosures, as well as the more detailed risk disclosures throughout the Prospectus, highlight the potential risks (including hampered operations and/or worthless securities) that could result from the national government of the PRC unexpectedly imposing new regulations on (or extending existing mainland regulations to) Hong Kong.

United States Securities and Exchange Commission

Attn: David Gessert

October 21, 2022

6. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Disclose, if true, that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

Response: In response to this comment and comment no. 4, above, the Company has amended the Registration Statement to add a bold text disclosure stating that the issuer is a Cayman Islands holding company conducting operations in Hong Kong through its Hong Kong subsidiaries, and that investors are purchasing shares in the Caymans holding company. Further, the Company has amended the Registration Statement so that its individual operating subsidiaries are referred to in the third person when discussing actual business operations, while the conventional first person plural usage is retained when discussing the offering, regulatory matters, consolidated financial information, and other items pertinent to the enterprise as a whole.

7. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Response: In response to this comment, a description of how cash is transferred amongst the Company and its subsidiaries, along with the other information requested by this comment, has been added to the Prospectus cover. There are no cross-references to the financial statements in this discussion, as no such transfers, dividends, or distributions were made during the periods presented.

8. We note your disclosure that Mr. Zhisheng Zhao is expected to control approximately 70.6% of your voting power immediately following the offer. Please revise to disclose that you will be considered to be a controlled company and whether you intend to take advantage of the “controlled company exemption” under the Nasdaq listing standards. Please provide corresponding disclosure in your prospectus summary including the corporate governance standards with which the company will not comply and risk factor disclosure. Refer to Instruction 1 to Item 407(a) of Regulation S-K.

Response: The Company does not intend to take advantage of the “controlled company” exemption from Nasdaq listing and corporate governance standards. As disclosed in the Registration Statement, the Company will have a majority independent board upon listing and has adopted board committee charters and policies consistent with Nasdaq’s regular listing and governance rules. A brief description of Nasdaq’s “controlled company” exemptions, as well as a disclosure that the Company does not intend to rely upon them, has been added at page 16 of the Registration Statement.

United States Securities and Exchange Commission

Attn: David Gessert

October 21, 2022

Commonly Used Frequently Used Terms, page ii

9. We note your frequent use of the terms “clients” and “customers” throughout the filing. With regard to the use of these terms and your trading-related revenue and activities, please address the following:

● Provide us with an accounting analysis explaining your principal versus agent considerations for trading-related revenue and activities. As part of your response, describe the Company’s contractual rights and obligations regarding trade, execution, and clearing services;

● Identify for us who you consider to be your “clients” and “customers” as discussed throughout the document, explain any differences between these two populations, and explain if they, or any other party, meet the definition of a customer in accordance with ASC 606. Additionally, provide us with your consideration and accounting analysis of this guidance;

● Provide us with example customer agreements supporting your disclosure and accounting determinations;

● Revise your disclosures to discuss and identify specifically what are the contractual promised goods and services and to which party such promised goods and services are delivered; and

● Ensure clarifying disclosures are made throughout the document where needed, including within MD&A as well as in the notes to the financial statements, such as within Note 2 and the Summary of Significant Accounting Policies.

Response: In response to this comment, a discussion of principal versus agent considerations for each type of revenue has been added on pages 69-70 “Accounting Policies in relation to Revenue recognition”) and F-12 – F-13 (Note 2 of the financial statements) and where appropriate in the MD&A.

In addition, references to “clients” and “customers” throughout the Registration Statement have been revised refer to “customers” consistently in accordance with ASC 606.

Furnished herewith as Attachment 1 are sample customer contracts, as summarized below.

Reference	Document	Revenue covered
Customer	Contract with opening	Securities fee schedule set out:
agreement A	customers upon	a)	commissions from the execution of the trades in securities
	of securities	b)	handling fee for subscription for the securities under IPO offering
	account	c)	margin financing for IPO subscription and sercurities trading
		d)	other handling fee

Customer agreement B	Contract with customers for underwriting services	The commission for underwriting services
Customer agreement C	Contract with customers for placement services	The commission for placement services
Customer agreement D	Contract for discretionary investment management	Fee schedule as set out in schedule A – fee schedule of the agreement, covered the fee to be charged in relation to the fund.

United States Securities and Exchange Commission

Attn: David Gessert

October 21, 2022

Finally a discussion of the contractually promised goods and services for each type of revenue has been added on pages 53 and F-12 (Summary of Significant Accounting Policies and Note 2 of the financial statements) and where appropriate in the MD&A.

Prospectus Summary, page 1

10. Please relocate your Corporate History and Structure disclosure and diagram earlier in the summary. Additionally, identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Further, also disclose the projected equity interests of public investors in the holding company immediately following the offering to clarify the post-offering structure and ownership amounts.

Response: In response to this comment, the Corporate History and Structure diagram and related disclosures were moved to the beginning of the Prospectus Summary. In addition, bold text disclosures were added above the chart identifying the issuer in the offering and the primary offering subsidiaries. In addition, the projected equity interests and ownership structure of the company pre-offering and post-offering were illustrated in a new table below the diagram.

11. Please revise to disclose for each material operating subsidiary the assets and net income for the years ended December 31, 2020 and 2021 and the interim period of 2022.

Response: In response to this comment, the Company has amended the Registration Statement to add a tabular disclosure of assets, net income, and related matters for both of its material operating subsidiaries.

United States Securities and Exchange Commission

Attn: David Gessert

October 21, 2022

12. Revise to discuss and disclose the nature of the operations and activities for each of the subsidiaries in your Corporate Structure diagram.

Response: In response to this comment, the Company has amended the Registration Statement to include a brief description of the operations and activities of each entity below the corporate structure diagram.

13. Please clarify the “other overseas markets” in which you offer securities dealing and brokerage services.

Response: The Company does not currently, and in the periods presented in the Prospectus did not, offering securities dealing and brokerage services for markets outside of Hong Kong. The Prospectus has been corrected to remove references to “other overseas markets.”

14. Please revise your Summary of Significant Risk Factors disclosure to specifically describe the regulatory, liquidity and enforcement risks arising from your operations in China and Hong Kong with cross-references, including page numbers, to the more detailed discussion of these risks in the prospectus. Specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Further, please relocate the risks related to the jurisdictions where you do business, your corporate structure and possible prohibition of your shares from trading on a national exchange under the Holding Foreign Companies Accountable Act in your Summary of Significant Risk Factors beginning on page 4 and in your Risk Factors section so that these risk factors appear first.

Response: In response to this comment, the Company has amended the Registration Statement to re-organize the Summary of Significant Risk Factors as requested, and to expand certain of the summary descriptions and/or expand the referenced Risk Factors.

15. Please summarize the disclosure of enforcement of civil liabilities in Prospectus Summary and include a related summary risk factor. Please also revise the first risk factor on page 26 to separately describe the specific risks of enforceability of foreign judgments in Hong Kong and to discuss Cayman Islands and Hong Kong counsels’ respective determinations and file the respective consents of counsels to be named in the registration statement with respect to their determinations regarding the enforceability of foreign judgments under the laws of the Cayman Islands and Hong Kong. Additionally, relocate the Enforceability of Civil Liabilities section on page 102 to an earlier location in the prospectus.

Response: In response to this comment, the Company has amended the Registration Statement to expand its risk factor on enforceability of civil liabilities as requested and has add a summary of this risk factor to the summary of significant risk factors. In addition, the Enforceability of Civil Liabilities section has been moved to immediately after the Risk Factors section.

United States Securities and Exchange Commission

Attn: David Gessert

October 21, 2022

16. We note your disclosure in Summary of Significant Risk Factors on page 7 that you “are not required to obtain permissions or approvals from any PRC authorities to either: (1) operate our business; or (2) issue our Ordinary Shares to foreign investors.” In a separate section of the Prospectus Summary, please confirm, if true, that neither you nor your subsidiaries are required to obtain any permission or approval from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. Additionally, state whether you or your subsidiaries are covered by permissions Page 5 requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your or your subsidiaries’ operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to this comment, the company has added a separate subsection of the prospectus summary entitled “PRC National Government Permissions and Approvals” which addresses the matters raised in the comment.

17. Please revise the Summary and Business sections to disclose any business concentrations. Additionally, your risk factor disclosure should disclose associated risks and identify the customers that account for 10% or more of your sales or accounts receivable. Refer to your disclosure on page F-23 that a single customer represented 10% or more of the Company’s total revenue, loans to customers and receivables from customers and the Company’s payables to customers.

Response: In response to this comment, the Company has amended the Registration Statement to include a disclosure of customer concentrations in the Business section, to add a Risk Factor on customer and accounts receivable concentration risk, and to include a reference to the new risk factor in the Summary of Significant Risk Factors.

Our Revenue Model, page 1

18. Please revise to expand your disclosures to clearly discuss the nature of each of the securities dealings and brokerage services provided to your clients. Quantify the revenues generated from each type of individual service provided to your clients for the periods presented.

Response: Please refer to the response to comment no. 11, above. In response to this comment and comment no. 11, the Company has amended the Registration Statement to add a tabular disclosure of assets, net income, and related matters for both of its material operating subsidiaries. The table includes revenue received by each operating subsidiary broken down by type of service provided.

United States Securities and Exchange Commission

Attn: David Gessert

October 21, 2022

19. Please revise to disclose whether you receive payments from external brokers for the placement of orders. If so, expand your disclosures here or elsewhere in the document where appropriate to provide a thorough discussion of such arrangements and quantify associated volumes and revenues.

Response: In response to this comment, the Company has expanded its disclosures regarding payments that it receives from other brokers for the placement of orders under the “our revenue model” discussion on page 1 and in the MD&A.

20. Please revise to provide a more detailed discussion of the services provided when acting as a placement or sub-placing agent and how related fees received are determined and paid. Disclosures should clearly indicate the fees received from placement services and from sub-placement services separately, as well as the entities paying for these services being provided by you.

Response: In response to this comment, the Company has amended the Registration Statement to include the additional details requested under the “Underwriting and Placing Services” sub-heading.

21. Please revise to disclose where discretionary funds are located and held, and who maintains custody, control, and ownership of the funds. Provide similar information for investment fund management activities, as applicable.

Response: In response to this comment, the Company has amended the Registration Statement to provide this information for discretionary funds held for both discretionary account and asset management operations at page 5 and page 80.

22. Please expand to disclose the fees, commissions or revenues earned by Plutus Securities and Plutus Asset Management during the periods presented in your financial statements. Additionally, describe your customer base and your principal methods of distribution for your products or services.

Response: In response to this comment the Company has added the requested information to each subsection describing the specific services provided by Plutus Securities and Plutus Asset Management. In addition, please see the tabular disclosure added in response to comment no. 11.

United States Securities and Exchange Commission

Attn: David Gessert

October 21, 2022

Notes on Prospectus Presentation, page 11

23. You state that you have not independently verified the third-party data or your internal data set forth in your prospectus. Please note that you are responsible for the entire contents of the registration statement. As this statement may imply an inappropriate disclaimer of responsibility with respect to third-party information, please delete the statement or revise to specifically state that you are liable for such information.

Response: In response to this comment, the Company has amended the Registration Statement to delete this statement.

Risk Factors

Risks Related to Legal Uncertainty, page 29

24. Please expand your disclosure in the last risk factor on page 29 to specifically acknowledge the risk that any action by the Chinese government to intervene or influence your operations could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to this comment, the company has amended the indicated risk factor to reiterate this disclosure at the beginning of the risk factor.

Use of Proceeds, page 37

25. Please expand your disclosure to clarify how you intend to use offering proceeds “for developing proprietary investments desk to capture emerging growth opportunities and pursue long-term strategic investment.”

Response: In response to this comment, the Company has expanded the explanatory note on this use-of-proceeds item to provide additional detail.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business overview, page 44

26. Please revise to provide a more thorough discussion within MD&A that addresses and explains each of the specific services provided to your clients by both Plutus Securities and Plutus Asset Management. This should include expanded disclosure of both qualitative and quantitative details, such as but not limited to:

● What specific services are provided by you within each business;

● For securities dealing and brokerage services, the products in which you trade (e.g., equities, fixed income, commodities, etc.), whether you offer or engage in any fractional share trading, and whether / when you act as an introducing, executing, or clearing broker;

● Average fee rates earned for different services, and from whom;

● Disclosure of differences, if any, between rates for related and unrelated parties;

● Thorough discussion of fee rate trends and drivers for periods presented; and

● Discussion of any payment for order flow arrangements.

Response: In response to this comment, the Company has amended the Registration Statement to significantly expand its MD&A disclosures to provide the additional details requested with regard to the discussion of its services, revenues, and expenses disclosed in the MD&A. Please be advised that the Company does not have any payment for order flow arrangements.

United States Securities and Exchange Commission

Attn: David Gessert

October 21, 2022

27. Please revise to discuss in detail how revenues are recognized and how fees are determined for each type of revenue source. Revisions should include, here or elsewhere in MD&A where appropriate, disclosure of the relevant accounting guidance you are following under U.S. GAAP and relevant considerations in applying that guidance.

Response: In response to this comment, the Company has amended the Registration Statement to provide the requested revenue recognition, fee income, and accounting guidance discussion near the end of the MD&A immediately after the “Recent Accounting Pronouncements” subsection.

28. Please revise to clarify and discuss the driver of the increase in underwriting and placing commissions in fiscal 2021, which appears to have been increased placing commissions from sub-placing, as there do not appear to have been underwriting commissions during the period.

Response: In response to this comment and comment no. 26, above, additional detail on this subject has been added under the Revenue subsection of the MD&A. The Company did not engage in sub-placing or sub-underwriting during the periods presented. Rather, as explained in the new disclosures, underwriting commissions declined due to decreased underwriting activity and placement commissions increased primarily due to an increase in bond placements.

Results of Operations for Fiscal Years Ended December 31, 2020 and 2021, page 45

29. We note that you have two reportable segments. Please revise your MD&A where appropriate to provide qualitative and quantitative disclosure and narrative regarding segment-level performance in addition to the performance of the Company as a whole.

Response: In response to this comment, the Company has amended the Registration Statement to provide segment level tabular and narrative disclosures in the MD&A section.

Revenues, page 46

30. Please revise to disclose the number of trades executed and cleared in the periods presented, accompanied by narrative explaining trends and drivers at a level that is granular enough to understand any offsetting movements within the totals (e.g., equities versus fixed income, etc.).

Response: In response to this comment, the Company has amended the Registration Statement to disclosure monetary volumes of transactions executed and cleared in the periods presented, which the Company respectfully submits is a more meaningful disclosure for potential investors. Additional information was added regarding the drivers of the increase in trading volume (a growing number of active clients and improved overall market sentiment in Hong Kong). The Company advises that there were no offsetting movements within the upward trends for trading volume and related revenues.

United States Securities and Exchange Commission

Attn: David Gessert

October 21, 2022

31. We note your disclosures regarding securities brokerage commission and handling fee income. Please revise to note whether a brokerage commission and a handling fee could be earned separately and, to the extent that this is possible, separately disclose amounts attributable to each component. In addition, explain more fully how the increase in margin loans directly led to increased brokerage commission and handling fees.

Response: In response to this comment, the Company has added disclosure explaining that commissions are separately earned flat fees for handling a client’s application to subscribe in an IPO, with commissions earned based on the value of the securities actually allotted to the Company’s clients. The amounts attributable to handling fees specifically have also been added. The disclosure was also corrected to explain that increase in handling fee revenue resulted from the increase in number of clients applying to subscribe in IPOs due to the combined effects of improvement in the overall sentiment in the Hong Kong IPO market and the increasing recognition of, and marketing efforts by, the Company.

32. Enhance your disclosures to fully discuss the process for clients to obtain margin loans, indicating, for example, if every client is approved for a margin loan upon the opening and or funding of a brokerage account and how the respective margin loan amounts are determined. Also address the collateral requirements for margin lending, as well as the processes for monitoring the collateral requirements on a daily basis.

Response: In response to this comment, the Company has added disclosures explaining that clients are approved for a margin loan upon the opening of the brokerage accounts, and the margin loans are repayable on demand with the securities held under margin accounts maintained by the Company as collateral. The Company has a dedicated team to monitor the collateral requirements on a daily basis.

33. Please revise to separately disclose the average interest rates earned on securities lending and margin lending / margin financing, and separately indicate rates for unrelated and related parties for the periods presented.

Response: In response to this comment, the company has added the requested information to the Revenues subsection of the MD&A.

34. Please revise to explain the nature and terms of the IPO financing arrangements that generate revenues for the Company.

Response: In response to this comment, the company has added the requested information to the Revenues subsection of the MD&A.

United States Securities and Exchange Commission

Attn: David Gessert

October 21, 2022

35. With regards to asset management and investment management and advisory services, please enhance your disclosures, here or elsewhere within MD&A, to address the following:

● Present assets under management (“AUM”) by asset class, distribution or client type, and / or other meaningful categories;

● Provide a roll-forward of AUM showing inflows, outflows, foreign exchange impact (if any), and market appreciation or depreciation for the periods presented;

● Separately quantify different fee types (e.g., fund subscription, management fees, performance fees, etc.), discussing trends and drivers for each;

● Separately disclose fees recognized from managing discretionary accounts and from acting as an investment manager for (i) internal and (ii) external funds during the periods presented;

● Disclose and discuss average fee rates and trends; and

● Quantify investment advisory services revenues.

Response: In response to this comment, the Company has amended the Registration Statement at page 59 to add a tabular disclosure of assets under management for the periods presented, together with a discussion quantifying fee types, fee rates, and changes and drivers for each.

Operating expenses, page 47

36. We note your disclosure that commission expenses accounted for nil and 3.1% of your revenues for the years ended December 31, 2020 and 2021, respectively. Please revise to indicate the reason that fees paid and payable to broker-dealers when executing a trading order to an exchange market through these broker-dealers are considered to be revenues.

Response: The commission expenses represent the fee paid and payable to the broker-dealers. The Stock Exchange of Hong Kong Limited on behalf of the investors to pay 1% commission to the company upon those IPO investors are allotted by the IPO shares. The Company receives such commission on behalf of broker-dealers. In response to this comment, the Company revisited the principle vs. agent concept and determined that the Company acts as the agent under such a transaction. Therefore, the commission revenue is presented in net amount and the commission expense is net off with the commission revenue in the revised F-1 as submitted. The Company enhanced the revenue recognition disclosure of each revenue type and the principle vs agency concept in the revised F-1.

37. Please revise to provide a discussion that quantifies and explains the changes in the individual types of compensation and benefits expenses during the periods presented.

Response: In response to this comment, the Company has clarified this part of its disclosure to explain that its compensation figures reflect primarily salary, with bonuses and benefits not being a material portion of total compensation. The increase in compensation expenses from 2020 to 2021 primarily reflects the increase in the Company’s headcount.

38. Please revise to provide a specific and through discussion with more detail regarding the promotion, brand building, and sourcing of potential customers that resulted in increased marketing and advertising expenses in the year ended December 31, 2021. Further, explain the nature and services provided by the marketing company that resulted in the payment of a fixed fee.

Response: In response to this comment, the Company has added additional detail on the specific services provided by the marketing company it engaged in 2021.

United States Securities and Exchange Commission

Attn: David Gessert

October 21, 2022

39. Please revise to provide a discussion that quantifies and explains the changes in the individual types of general and administrative expenses during the periods presented.

Response: In response to this comment, the Company has added an explanation of the changes in each significant type of general and administrative expenses during the periods discussed.

40. We note your disclosure that you increased staffing during 2021. Please revise your disclosures to quantify this increase and indicate any concentrations in hiring areas.

Response: In response to this comment, the Company has added additional disclosure specify that staffing has increased as a result of two additional people employed in the asset management business.

Regulatory Capital Requirements, page 49

Response:

41. We note your disclosures related to regulatory capital requirements. Please revise to address the following:

● Disclose the actual capital amounts for Plutus Securities and Plutus Asset Management for each of the periods presented; and

● Enhance your narrative disclosure to provide an overview of your regulatory capital calculations, including definitions of key inputs. To the extent that the calculations and / or inputs in this section differ from what is relevant for requirements as disclosed in Note 13, also revise your disclosures in Note 13 to provide a similar narrative summary.

Response: In response to this Comment, the Company has amended the Registration period to include tabular disclosure showing the liquid capital amounts for Plutus Securities and Plutus Asset Management for each of the periods presented under the heading “Regulatory Capital Requirements” on page 64. In addition, an overview of the components of liquid capital (i.e., liquid assets and liquid liabilities) has been added.

Cash Flows, page 49

42. Please revise to disclose the name(s) of the shareholder(s) who made contributions to the Company in the periods ending December 31, 2020 and 2021.

Response: In response to this comment, the Company has amended the disclosure to identify Zhao Zhisheng as the shareholder making the contributions.

Analysis of Items with Major Changes on the Consolidated Balance Sheets

Loans to customers, page 51

United States Securities and Exchange Commission

Attn: David Gessert

October 21, 2022

43. Please revise to separately disclose the loans made for margin financing and securities lending for the periods presented and discuss related trends for each. In addition, ensure that disclosures throughout the document, such as (but not limited to) within the Business section, clearly address each of these lending activities.

Response: In response to this comment, the Company has clarified its disclosure to state that it does not engage in securities lending, but only margin lending for the financing of securities trading. In addition, disclosure was added to explain that the recent increase in margin lending was driven by improving market sentiment in Hong Kong resulting in customers utilizing a larger amount of the margin credit available to them.

44. We note your disclosure that you extended more margin loans to customers to induce them to trade securities. Please expand your disclosures to explain this more fully, including whether the process was different from your typical margin lending in any way.

Response: In response to this comment and comment no. 45, above, the Company has amended the Registration Statement to clarify that the increase in lending was primarily due to customers utilizing a greater portion of the margin loan amounts available to them and that margin terms and standards did not change from year to year.

Industry

Overview of Financial and Wealth Management Industry in Hong Kong, page 53

45. Please file the Industry Information Sheet commissioned by you and prepared by Frost & Sullivan as an exhibit to your registration statement, or advise. Additionally, file the consent of Frost & Sullivan to be named in the registration statement in accordance with Rule 436.

Response: In response to this comment, the Company has filed the Industry Information Sheet and the consent of Frost & Sullivan as Exhibit 99.4 to the amendment Registration Statement.

Business

Plutus Securities, page 62

46. For each representative transaction, please expand to disclose the fees and commissions you earned.

Response: In response to this comment, we have added a tabular disclosure showing the fees earned for each representative transaction shown.

Plutus Asset Management, page 63

47. Please expand to disclose your assets under management for each fund for the periods presented in your financial statements and as of the latest most practicable date.

Response: In response to this comment, the Company has added a tabular disclosure of the assets under management for each fund during 2020 and 2021.

Our Revenue Model

Plutus Securities, page 63

United States Securities and Exchange Commission

Attn: David Gessert

October 21, 2022

48. Refer to your disclosure on commissions charged for securities dealing and brokerage services, including the range in rates from 0.03% to 0.25 and your statement that commissions are “determined on a case-by-case basis, taking into account transaction history, trading volume and amount, market commission rates and market condition, etc.” Please revise to clarify the factors that determine the differences in rates and the application of the other listed variables to provide a clear summary of your current pricing of your securities dealing and brokerage services.

Response: The Company has corrected this disclosure to reflect its brokerage commission rate range of 0.08% to 0.25%, with an average of 0.16%. In addition, the Company has added an explanation that the specific commission rate for each customer is based on the subjective judgment of management at the time the account is opened as well as negotiations with customers. The disclosure has also been clarified to explain that the Company does not use a formulaic approach to determining commission rates, but instead makes a subjective business judgment with regard to each customer based on the factors listed.

Business

Operation Flow, page 65

49. We note your disclosure on page 66 regarding managed funds. Please revise to clarify who invests in your funds (e.g., internal versus external investment, and, if external, institutional versus retail investors, etc.).

Response: In response to this comment, the company has added a disclosure that investors in its funds are private companies and high net worth individuals.

Our Customers, page 66

50. Please expand your disclosure to identify the number of customers you provide services to during the periods presented in your financial statements.

Response: In response to this Comment, the Company has amended the Registration Statement to provide a tabular summary of its customers for the periods presented, together with a tabular summaries of customer concentrations.

Board of Directors

Director Independence, page 82

51. Please tell us how your board determined that Messrs. Zhisheng Zhao and Ting Kin Cheung will be independent within the meaning of the Nasdaq rules.

Response: The Company has corrected this disclosure to indicate that Wing Cheung Yan, Tin Shun Lui, and Wing Yan Lam will be the Company’s independent directors.

Executive Compensation

Compensation of Directors, page 86

United States Securities and Exchange Commission

Attn: David Gessert

October 21, 2022

52. Refer to your disclosure “we did not make any compensation payments to our directors for their services as Directors” and your disclosure on page 89 listing remuneration to Directors for the years ended December 31, 2020 and 2021. Please advise us how these statements are consistent or revise to reconcile.

Response: In response to this comment, the Company has clarified its disclosure on page 89 to explain that the remuneration shown reflects payments for services rendered as executive directors of the Company’s operating subsidiaries, and not compensation paid for service on the board of directors of Plutus Financial Group, Inc.

Related Party Transactions, page 88

53. For each of the balances and transactions with related parties disclosed, please address the following, or advise:

● Describe the nature of the loan and the transaction in which it was incurred and the interest rate on the loan; and

● Disclose the largest amount outstanding during the period covered and the amount outstanding as of the latest practicable date.

Refer to Item 4 of Form F-1 and Item 7.B. of Form 20-F.

Response: In response to this comment, the Company has amended the Registration Statement to expand its tabular disclosure on related party transactions to reflect the additional information requested.

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue recognition, page F-12

54. Please revise your disclosures to clarify how subscription and dividend collection handling fee revenues are recognized on a trade date basis, as it appears that these services could be provided over time.

Response: In response to this comment, the Company has expanded the disclosure on page F-12 to clarify the timing of revenue recognition of subscription and dividend collection handling fee revenues.

55. We note your disclosure that underwriting and placing commission income is recognized at a point in time when the transaction is completed. Please revise your disclosures to clarify whether the entire fee arrangement is variable consideration and whether you receive or are entitled to any compensation if the related transaction is not completed.

Response: In response to this Comment, the Company has revised the disclosure on page F-13 to clarify that there is no variable consideration in the entire fee arrangement and that the Company does not receive and is not entitled to any compensation if the related transaction is not completed.

United States Securities and Exchange Commission

Attn: David Gessert

October 21, 2022

56. We note your disclosure that you are an agent with respect to interest income. We also note your disclosures, such as in Note 7, that you provide margin and IPO financing loans to customers. Please address the items below:

● Explain to us how you concluded that you are an agent given that you are providing the margin and IPO loans and carrying them on your balance sheet. Your response should include references to authoritative accounting literature you relied upon in making this determination; and

● Clarify for us whether interest income is presented on a gross or net basis, and provide us with your accounting analysis showing how you determined that this was the appropriate presentation.

Response: In response to this comment, the Company has revised the disclosure on page F-12 to clarify its role as a principal for margin loan and IPO financing. Interest income from margin loans and IPO financing is presented on gross basis as the Company is acting as a principal.

57. Please revise your disclosures to provide a clear narrative discussion of your revenue recognition policy for each of your products and service offerings. Ensure your revised disclosures clearly address the following for each revenue stream:

● Explain who are your customers from an accounting perspective;

● Identify the promised goods or services;

● Discuss your specific performance obligations;

● Address whether consideration it is fixed or variable and, if variable, disclose whether it is constrained and / or what is the constraint; and

● Explain whether you are a principal or an agent for each type of transaction and how you reached this conclusion.

Response: In response to this comment, the Company has revised the disclosure on pages F-12 and F-13 to clarify the above matters for each revenue stream.

Government grants, page F-12

58. Please revise to disclose the amount of government grants recorded as revenue during the periods presented.

Response: In response to this comment, the Company has revised the disclosure on page F-13 to disclose the amount of government grants recorded as revenue during the periods presented.

Note 3. Segment Information, page F-14

59. Please revise to disclose interest revenues separately as required by ASC 280-10-50-22.

Response: In response to this comment, the Company has revised the disclosure on page F-16 to disclose interest revenues separately.

United States Securities and Exchange Commission

Attn: David Gessert

October 21, 2022

60. Please clarify whether any segment assets or revenues are attributable to geographic areas other than Hong Kong. To the extent that this is the case, please revise your segment disclosures in accordance with ASC 280-10-50-41.

Response: In response to this comment, the Company advises that no segment assets or revenues are attributable to geographic areas other than Hong Kong. The Company has revised the disclosure on page F-15 to clarify the above matters.

Note 12. Related Party Balance and Transactions, page F-21

61. Please revise your disclosures to address the ability of the Chairman and Executive Director of the Company to repay the outstanding receivable to you as of December 31, 2021. Also, indicate if additional funds were advanced in 2022, and disclose whether and how much interest income was recognized on the funds advanced. Further, address the basis for not reflecting advances as a distribution of capital.

Response: In response to this comment, the Company has revised the disclosure on page F-23 to address the ability of the Chairman and Executive Director of the Company to repay the outstanding receivable to you as of December 31, 2021 and to disclose that no interest income was recognized on the funds advanced.

The advances have not been reflected as distribution of capital because distribution of capital requires the consent of the board of directors in a board meeting . The amount due from Mr. Zhao will be settled by way of dividend distribution and/or cash within 2022.

Note 14. Concentrations and Risks, page F-22

62. We note your disclosure on page F-23 regarding concentrations. Please clarify whether Customers (e.g., “A,” “B,” “C,” etc.) in each table are intended to represent the same customers in all tables.

Response: In response to this comment, the Company has revised the disclosure on pages F-24 and F-25 to clarify that the Customers in each table are intended to represent different customers in all tables.

United States Securities and Exchange Commission

Attn: David Gessert

October 21, 2022

63. We note your disclosures regarding concentrations of credit risk. Please tell us how the information in the revenue and receivables tables correlate to each other. For example, we note that Customer C has a receivable of HK$15.752 million at December 31, 2021, but there is no individual customer with revenue in excess of that amount in the revenue table for 2021 or for a cumulative total from 2020 and 2021.

Response: The Company respectfully advises the Staff that the information in the revenue and receivables tables do not have a positive correlation.

The receivables tables represent the concentration risk of single customers over total loans to customers and receivables from customers. The receivable of HK$15.752 million from Customer C represented (i) HK$15.606 million of margin loans provided to Customer C included in “loans to customers” and (ii) HK$0.146 million margin interest receivables charged over the margin loan presented in “receivables from client”. Loans to customers do not contain a revenue component. As such, revenue is based on the total amount and duration of receivables outstanding from customers during the year and receivables are outstanding if the amount is not yet settled as at year end.

Signatures, page II-4

64. Please have your controller or principal accounting officer sign the registration statement. To the extent that any person is signing in more than one capacity, indicate each capacity in which such person is signing. Refer to Instructions 1 and 2 to Signatures on Form F-1.

Response: In response to this comment, the signature have been revised to indicate that Chun Lok Yeung is also the Company’s principal accounting officer.

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.

PLUTUS SECURITIES LIMITED
貝德斯證券有限公司

Account No(s) 帳戶號碼:	[redacted]
Date 日期:	10 AUG 2021

Office: 8/F., 80 Gloucester Road Wanchai, Hong Kong
辦公地址： 香港灣仔告士打道 80 號 8 樓
Tel 電話： (852) 2968 1192
Fax 傳真： (852) 2968 5560
E-mail 電郵: info@plutusfingroup.com

Licensed Corporation with the Securities and Future Commission ("SFC") (CE No. BNJ530) and Exchange Participant of The Stock Exchange of Hong Kong Ltd.
為證券及期貨事務監察委員會（"證監會"）註冊之持牌法團（CE 編號 BNJ530）及香港聯合交易所有限公司參與者。

ACCOUNT TYPE 帳戶種類		
Type of Account 帳戶類別:	☐ Securities Cash Account 證券帳戶（現金）	☑ Securities Margin Account 孖展帳戶（保證金）
Entity of Client 客戶身份:	☑ Individual Account 個人帳戶	☐ Joint Account 聯名帳戶
Internet Trading 網上交易帳戶	☑ Yes 是	☐ No 否

PRIMARY CLIENT INFORMATION 第一客戶資料			
Title 客戶稱謂： ☐ Mr. 先生 ☑ Ms. 女士 ☐ Mrs. 太太			
Name in English 英文名稱 [redacted]		Name in Chinese 中文名稱 [redacted]	
Nationality 國籍 HONG KONG	Place of Birth 出生地點 HONG KONG	Date of Birth 出生日期 (DD 日/MM 月/YYYY 年) [redacted]	ID No. / Passport No. 身份證 / 護照號碼 [redacted]
Residential Address 住宅地址 [redacted]			
Correspondence Address 通訊地址		☑ Same as above Residential Address 與上述住宅地址相同	
Residential Tel. No. 住宅電話 ( )	Mobile Phone No. 手提電話 (852) [redacted]	Office Tel. No. 辦公室電話 ( )	
E-mail Address 電郵地址 [redacted]		Facsimile No. 傳真號碼 ( )	
CCASS Investor Account Name & No. 中央結算投資者帳戶名稱及號碼			

METHOD OF COMMUNICATION 通訊方法	
☑ By E-mail 電子郵件	
☐ By Mail 郵遞	☐ Residential Address 住宅地址 ☐ Correspondence Address 通訊地址

* HK$50 per month will be charged if you choose the Residential Address or Correspondence Address for receiving the trading confirmation statements.
若客戶選擇透過居住地址或通訊地址接收交易確認通知書或帳戶結單，將收取每月五十元服務費。
** Mailing Services only applied to the address specified by the First Account Holder for the Joint Account
郵遞日/月結單只可寄送到聯名帳戶第一持有人所指定的位址。

EMPLOYMENT STATUS 就業情況	
☑ Full time 全職 ☐ Part time 兼職 ☐ Self-Employed 自僱 ☐ Retired 退休 ☐ Housewife 家庭主婦 ☐ Others 其他：________	
Name of Employer / Self-employed Company 僱主名稱 / 自僱公司名稱 [redacted]	
Position 職位 Secretary	Year(s) with Employer 任職年期 5
Address of Employer / Self-employed Company 僱主地址 / 自僱公司地址 [redacted]	Nature of Business 業務性質 Operations Company

FINANCIAL PROFILE 財務狀況

Source of Income 收入來源

☑ Salary 薪金 ☐ Business Profit 業務收入 ☐ Commission 佣金 ☐ Rent 租金 ☐ Other 其它: ________

Estimated annual income (in HKD)

☐ HK$ 200,000 or Less 以下 ☐ HK$200,001 - HK$500,000 ☑ HK$500,001 - HK$1,000,000 ☐ Above HK$1,000,000 以上

Property 物業

☐ Rented 租用 ☐ Self-owned 自置 ☐ Mortgage 按揭 ☑ Living with Family 與家人同住 ☐ Other 其它: ________

Amount of Net Current Asset Value 淨流動資產值

☐ HK$1,000,000 or Less 或以下 ☑ HK$1,000,001 - HK$5,000,000 ☐ HK$5,000,001 - HK$10,000,000 ☐ Above HK$10,000,000 以上

INVESTMENT OBJECTIVE AND PROFILE 投資目標及經驗

Investment Objective 投資目標

☐ Hedging 對沖 ☑ Speculative 投機 ☐ Short-term 短線 ☐ Mid to Long-term 中長線 ☐ Others 其它 ________

Investment Profile (Available to choose more than one option) 投資經驗 (可選多於一項)

Securities 證券	☐ less 1 year 少於一年	☑ 1-5 years 一至五年	☐ 6-10 years 六至十年	☐ over 10 years 多於十年
Futures 期貨	☐ less 1 year 少於一年	☐ 1-5 years 一至五年	☐ 6-10 years 六至十年	☐ over 10 years 多於十年
CBBC 牛熊證	☐ less 1 year 少於一年	☐ 1-5 years 一至五年	☐ 6-10 years 六至十年	☐ over 10 years 多於十年
Warrant 衍生權證(窩輪)	☐ less 1 year 少於一年	☐ 1-5 years 一至五年	☐ 6-10 years 六至十年	☐ over 10 years 多於十年
Option 期權	☐ less 1 year 少於一年	☐ 1-5 years 一至五年	☐ 6-10 years 六至十年	☐ over 10 years 多於十年
Fund 基金	☐ less 1 year 少於一年	☐ 1-5 years 一至五年	☐ 6-10 years 六至十年	☐ over 10 years 多於十年

Knowledge of Derivatives Products 衍生產品知識

1. Dose the Client have general knowledge of derivatives products?
客戶有沒有衍生產品知識? ☐ Yes 有 ☑ No 無

2. The Client has executed at least 5 or more transactions in derivative products within the past three years?
客戶在過去三年內擁有五次或以上的買賣衍生產品經驗? ☐ Yes 有 ☑ No 無

3. Does client ever attended any courses or seminars on structured or derivative product(s)?
客戶曾否接受有關結構性或衍生產品的培訓或相關課程? ☐ Yes 有 ☑ No 無

4. Does client have any working experience related to derivative product(s)?
客戶現時或過去有否從事與衍生產品有關的工作? ☐ Yes 有 ☑ No 無

SETTLEMENT BANK ACCOUNT INFORMATION 結算銀行帳戶資料

Unless otherwise instructed by the Client in writing, in case the Client instructs Plutus Securities Limited ("Plutus") to pay the cash balance in the Account to the Client, the money will be credited to the below Client's Designated Bank Account :
除非客戶另以書面通知，若客戶指示貝德斯證券有限公司 ("貝德斯") 支付客戶帳內的現金款項，帳戶資金將被轉入客戶以下的指定銀行戶口:

Currency 貨幣	Name of Bank 銀行名稱	Bank Account No. 銀行帳戶號碼	Name of Account Holder 銀行帳戶名稱
HKD 港幣	[redacted]		
CNY 人民幣			
USD 美元

DISCLOSURE 相關披露	
Are you the ultimate beneficial owner(s) in relation to the Account? 客戶是否此帳戶的最終權益擁有人？	☑ Yes 有 ☐ No 否
Are you an employee of a licensed corporation under the Securities and Futures Ordinance? 客戶是否根據（證券及期貨條例）登記之持牌法團之註冊之人士?	☑ No 否 ☐ Yes 是，Please provide Information 請提供資料 Licensed Corporate Name 持牌法團名稱 ____________ Position 職位 ________ CE No. 中央編號 ________
Are you related to any director(s) or employee(s) of Plutus Securities Limited or related company? 客戶是否與貝德斯證券有限公司或其相關公司人士有關連?	☑ No 否 · ☐ Yes 是，Staff Name 職員名稱 ____________ Relationship 關係 ____________
Do you and/or your spouse control 35% or more of the voting rights of any Client of Plutus Securities Limited? 客戶及/或客戶之配偶是否控制貝德斯證券有限公司任何客戶的 35%或以上投票權?	☑ No 否 ☐ Yes 是，Please provide related information 請提供相關資料

Related Information **相關帳戶資料**

Name of Account 帳戶名稱	Account No. 帳戶號碼	Relationship 關係
____________	____________	____________

FATCA Self-certification 自我認證	
Are you a U.S. tax resident? 客戶是否是有納稅義務的美國居民?	☑ No 否 ☐ Yes 有 (please complete the Form W-9. 請另外提交 W-9 表格)
Are you a U.S. citizen? 客戶是否是美國公民 ?	☑ No 否 ☐ Yes 有 (please complete the Form W-9. 請另外提交 W-9 表格)

Individual Tax Residency Self-Certification 個人稅務居民自我證明

Please complete the following table indicating 提供以下資料：

- the jurisdiction of residence (including Hong Kong) where the account holder is a resident for tax purposes and
  帳戶持有人的居留司法管轄區，亦即帳戶持有人的稅務管轄區(香港包括在內)及
- the account holder's TIN for each jurisdiction indicated. Indicate all (not restricted to five) jurisdictions of residence.
  該居留司法管轄區發給帳戶持有人的稅務編號。列出所有(不限於 5 個)居留司法管轄區。

If the account holder is a tax resident of Hong Kong, the TIN is the Hong Kong Identity Card Number.
如帳戶持有人是香港稅務居民，稅務編號是其香港身份證號碼。

If a TIN is unavailable, provide the appropriate reason A, B or C:
如沒有提供稅務編號，必須填寫合適的理由A, B或 C：

Reason A - The jurisdiction where the account holder is a resident for tax purposes does not issue TINs to its residents.
理由 A - 帳戶持有人的居留司法管轄區並沒有向其居民發出稅務編號。

Reason B - The account holder is unable to obtain a TIN. Explain why the account holder is unable to obtain a TIN if you have selected this reason.
理由 B - 帳戶持有人不能取得稅務編號。如選取這一理由，解釋帳戶持有人不能取得稅務編號的原因。

Reason C - TIN is not required. Select this reason only if the authorities of the jurisdiction of residence do not require the TIN to be disclosed.
理由 C - 帳戶持有人毋須提供稅務編號。居留司法管轄區的主管機關不需要帳戶持有人披露稅務編號。

Jurisdiction of Residence 居留司法管轄區	TIN Code 稅務編號	Please enter Reason A, B or C if no TIN is available 如沒有提供稅務編號，請填寫理由 A、B 或 C	Please explain why you are unable to obtain a TIN if you have selected Reason B 如選取理由 B，請解釋帳戶持有人不能取得稅務編號的原因
[redacted]		☐ A ☐ B ☐ C

Declaration for Data Protection 個人資料保障聲明

I/We hereby declared that all information contained in this Account Opening Form is true, accurate and complete. I/We agreed that Plutus is entitled to rely fully on such information and representations for all purposes. The Client is required to fill in the form (" Change of Client Information") immediately after any material changes to the information contained in this Account Opening Form. Plutus is authorized at any time to contact anyone, including banks, brokers or any credit agency, for the purpose of verifying the information provided on this Account Opening Form.

客戶確認本開戶表的資料均屬真實、正確及完整，並同意貝德斯可以運用這些資料及陳述作適當用途。如客戶資料有任何變更，客戶需立即填妥貝德斯提供的《更改客戶資料表》並盡快交回。貝德斯被客戶授權可於任何時間聯絡任何人，包括客戶的銀行、經紀等或任何信貸機構，藉以確定及查證本開戶表內的所有資料。

Plutus Securities Limited intends to use client personal data in direct marketing. Such personal data includes the name, contact details, financial background and statistical data which are provided to Plutus under this Account Opening Information Form or obtained by Plutus from time to time. Plutus proposes to obtain your consent.

本人/吾等同意貝德斯向本人/吾等發放關於財務、保險、證券、投資的服務和產品的推廣資料。本人/吾等亦同意貝德斯及其集團公司分享本人/吾等的個人資料作促銷用途。本人/吾等亦明白和接受貝德斯及其集團公司可能不時聘請第三方代表貝德斯及其集團公司提供直接促銷服務，除非本人在下方表示反對:

☐ I/We object to the Plutus use or transfer, whether for gain or not, of all kinds of my/our personal data to all classes of data transferees, for direct marketing of all classes of marketing subject.
本人/吾等反對貝德斯使用或轉移，不論是否為得益，本人/吾等所有個人資料的種類，給予所有資料承轉人的類別以用 作所有促銷產品/服務/設施的類別的直接促銷用途。

CLIENT ACKNOWLEDGEMENT AND DECLARATION 客戶確認及聲明

I/We the undersigned Client(s), confirm that prior to usage of any of Plutus Securities Limited service(s), have read, understood and agreed to be bound by all the relevant terms and conditions stated in the provisions of the current version of the relevant Securities Trading Agreement and acknowledge receipt of a copy and understand that I/we can download the relevant agreements from Plutus Securities Limited's website. This document forms part of relevant Agreement(s). I/We hereby apply to open the account(s) that I/we prefer which indicated a tick in the box(es) in the "Account Type" section and agree to be bound by the Agreement(s) including its General Terms and Conditions and all relevant Schedule(s) as the same may be amended from time to time.

本人/吾等，下述簽署此部份，明白使用任何貝德斯證券有限公司之服務前，當已閱讀、明白及接受由貝德斯證券有限公司所提供的所有有關最新版本的相關證券交易協議書的章則條款，並已收到有關條款之份並明白可從貝德斯證券有限公司網站中下載有關條款。而本文件乃相關協議書的一部份。該本人/吾等現申請開立在「帳戶類別」方格中顯示出剔號的相關帳戶，並同意接受可不時被修改的該協議書包括其一般條款及通用附表所約束。

[redacted] Primary Client Signature 第一客戶簽署	Secondary Client Signature 第二客戶簽署
[redacted] Witness Signature 見證人簽署	Witness Signature 見證人簽署

RISK DISCLOSURE 風險聲明

(1) The Client has been provided with a risk disclosure statement in the language of their choice (either English or Chinese).
職員已根據客戶所選擇的語言(英語或粵語)提供及解釋風險聲明。

(2) The Client was invited to read the risk disclosure statement, to ask questions and take independent advice as they wish.
客戶已確認隨附於本表之風險披露聲明，並提出問題及徵求獨立的意見(如客戶有此意願)。

[redacted]

Staff Signature 職員簽署

Staff Name 職員姓名 [redacted]

Position 職位 C.S (CE No. [redacted])

Account Opening Approved by 開戶審核批准 Account Opening Approved by

同意及接納 Approved and Accepted by

[redacted]

Signature of Responsible Officer 負責人員簽署

Name of Responsible Officer 負責人員姓名 [redacted] (CE No. [redacted])

Date 日期 6-8-2021

For Internal Use only			
AE Code 經紀	Input	Checked	
[redacted]	[redacted] Date 10 AUG 2021	[redacted] Date 10 AUG 2021	

Credit/Trading Limit & Commission 信貸/交易限額及佣金	
Max. Credit/Trading Limit 最高信貸/交易額	Commission Charges 佣金收費
HKD ______	Commission Rate : 0.2 % Minimum : HKD 100

Comments 意見

PLUTUS SECURITEIS LIMITED
貝德斯證券有限公司
(Exchange Participant of The Stock Exchange of Hong Kong Limited) SFC CE NO. BNJ530
8/F., 80 Gloucester Road Wanchai, Hong Kong
香港灣仔告士打道 80 號 8 樓
Tel 電話 (852) 2968 1192 Fax 傳真 (852) 2968 5560

cmbc

新股上市認購協議書 - 電子申請表格

致 ：貝德斯證券有限公司	傳真 ： (852) 2968 5560
地址：香港灣仔告士打道 80 號 8 樓	聯絡 ： (852) 2968 0728/2968 1138

客戶名稱： Cheng [redacted]　　客戶號碼： [redacted]

本人／吾等茲委托 貴公司作為代理人，以 貴公司名義代本人／吾等申請(股數) 7000 - (新股名稱) 順豐 (股份代號： 7024) 並將有關之認購金額港幣 813111.99 元及港幣 100 元手續費自本／吾等上述戶口中扣除。

90% margin
£9 [illegible]

本人／吾等確認：

1. 已閱讀上述新股之招股章程以及 貴公司的新股上市認購協議書-電子申請表格(本表格)並同意遵守所列條款。
2. 明白及同意如本／吾等上述戶口於新股截止認購日的前一個工作日下午5時正為止並無足夠之可用存款，或並未遞交有效的電子申請表格， 貴公司並無責任代為認購。
3. 最後配售額以上述新股實際分配為准。
4. 認購金額將於新股截止認購日當天從客戶戶口中扣除。如有任何認購資金退回，退回日期以新股公報為準。
5. 本人／吾等為配售股份的最終受益人，並與上述新股之董事、管理階層及主要股東並無關連。
6. 是項申請乃本人／吾等之唯一申請：本人／吾等明白如有重複申請，會被取消申請資格。
7. 如 貴公司因應本人／吾等上述之要求而承受任何損失，本人／吾等願意全部負責。

客戶簽署(公司蓋章)	經紀用錄音電話與客戶確認簽署 (請填上錄音時間) [redacted] 10:40
客戶名稱： 日期：	經紀名稱： 日期： 27-1-2021

[redacted]

For [redacted]		
批核人： 日期：	輸入人： [redacted] 日期：	核對人： [redacted] 日期：

PLUTUS SECURITIES LIMITED
貝德斯證券有限公司

Licensed Corporation with the Securities and Future Commission ("SFC") (CE No. BNJ530) and Exchange Participant of The Stock Exchange of Hong Kong Limited

Securities Fee Schedule 證券交易服務收費表

Service Items 服務	Charges (HKD*) 收費 (港元*)	Min./Max. Charges 最低/最高收費
Hong Kong Securities Trading 香港股票交易		
Commission 佣金	Negotiable 面議	
Stamp Duty 印花稅	0.13% on order consideration (Round up to the nearest dollar) 每單交易金額之 0.13% (不足 1 元亦作 1 元計算)	
Transaction Levy (SFC) 證監會交易徵費	0.0027% on order consideration 每單交易金額之 0.0027%	
Trading Fee (HKEX) 港交所交易費	0.005% on order consideration 每單交易金額之 0.005%	
CCASS Fee 中央結算費	0.002% on consideration 每宗成交交易金額的 0.002%	Min. HK$2, Max. HK$100 最低 2 港元，最高 100 港元
Trading Tariff 系統費	HK$0.5 per transaction 每宗成交港幣 0.5 港元	
IPO Subscription 新股認購		
Non-financing 現金認購	Online Trading System Handling Charges : Waive 經網上交易系統認購：免費 Manual application Handling Charges : HK$50 經人手認購：50 港元	
Financing 孖展認購	Handling charges HK$100 + Interest 一律 100 港元，另加相關利息開支	
Settlement-related Services 處理實股及交收服務		
Physical scrip deposit 實貨存入	Waived 免費	
Physical scrip withdrawal 實貨提取	HK$5 per board / odd lot (per stock) 每手 5 港元，不足一手亦視作一手計算 (以每隻股票計算)	Min. HK$30 最低 30 港元
Settlement Instruction 交收指示 - Investor Participant (ISI) 中央結算投資者戶口 - CCASS (SI) 中央結算 Deposit 存入 Withdrawal 提取	 Waived 免費 Waived 免費 HK$10 per board / odd lot 每手 10 港元，不足一手亦視作一手計算 (以每隻股票計算)	
Transfer Deed Stamp Duty 轉手紙厘印費	HK$5 per transfer deed 每張轉手紙 5 元	
Compulsory share buy-back fee 強制性補購股份費用	HK$250 per transaction + penalty charged by HK Clearing 每隻每次 250 港元，另加香港結算罰款	
Account Maintenance 代理人服務及企業行動		
Custody fee 託管費費	Waived 免費	
Confirmation of stock/cash balance 提供資產證明記錄	HK$150 per confirmation letter 每次 150 港元	
Admin. fee for mailing statements 郵寄收取結單行政費	Local mail HK$50/month; Overseas mail HK$100/month 寄本地每月 50 港元，非本地每月 100 港元	
Request for historical statement fee 補回結單收費	HK$25 per statement beyond 3 months 補回 3 個月以前之結單，每份結單 25 港元	

Ver : 2022610

PLUTUS SECURITIES LIMITED
貝德斯證券有限公司

Licensed Corporation with the Securities and Future Commission ("SFC") (CE No. BNJ530) and Exchange Participant of The Stock Exchange of Hong Kong Limited

Nominee Services & Corporate Actions 代理人服務及企業行動		
Scrip Fee 登記過戶費	HK$1.5 per lot 每手 1.5 港元	
Collection fee for cash / scrip dividend 代收現金股息/以股代息	0.5% of total dividend received 代收股息之 0.5%	Min. HK$30 最低 30 港元
Collection fee for bonus share 代收紅股	HK$1 per lot (round up to the nearest board lot) 每手 1 港元，不足一手亦視作一手計算	Min. HK$30 最低 30 港元
Collection fee for Rights / Open Offer 代收股權	HK$1 per lot (round up to the nearest board lot) 每手 1 港元，不足一手亦視作一手計算	Min. HK$30 最低 30 港元
Share consolidation / split 股份合併/分拆	Waived 免費	
Exercise Warrants / CBBCs/ Rights / Redemption / Open Offer 行使認股權證/牛熊證/供股權/ 贖回/ 公開配售	Handling charges HK$50 + HK$0.8 per board lot (round up to the nearest board lot) + Stamp duty 0.13% of total amount (round up to the nearest dollar) 手續費 50 港元 + 中央結算費每手 0.8 港元(碎股亦視作一手) + 印花稅，每單金額之 0.13% (不足 1 港元亦作 1 港元計算)	
Cash offer 現金收購	Handling charges HK$50 + HK$0.8 per board lot (round up to the nearest board lot) + Stamp duty 0.13% of total amount (round up to the nearest dollar) 手續費 50 港元 + 中央結算費每手 0.8 港元(碎股亦視作一手) + 印花稅，每單金額之 0.13% (不足 1 港元亦作 1 港元計算)	
Others 其他		
Cash account overdue interest# 現金戶口結欠利息#	P + 5% 最優惠利率 + 5%	
Margin account overdue interest# 保證金（俗稱"孖展"）戶口結欠利息 #	P + 3% 最優惠利率 + 3%	
Additional interest rate 附加結欠利息 *Loan to Value (LTV) ratio that exceeds 100% *貸款價值比 (LTV) 超過 100%。	8%	
Telegraph Transfer (T/T) 電匯費用	HK$100 per transaction + actual bank charges 每單交易 100 港元，另加銀行實質收費	
Return Cheque Charge 退票費用	HK$200 per case 每次 200 港元	
Stop Payment Charge 終止支票付款費	HK$200 per case 每次 200 港元	

Note 備註：

The applicable P rate is based on the prime rate set by BOCOM. Applicable interest rate for clients' credit balance is determined by Plutus Securities Limited ("the Company"). It is subjected to change without prior notice. # 以交通銀行(香 港)有限公司之最優惠利率為基準，客戶之存款結餘利息按本公司自行厘定的利率計息，如有修改將不作另行通知。

*In general, all the charges are denoted in HKD. For non-HKD based products, charges will be calculated and paid based on the settlement currency. Clients should deposit the relevant amount of fund in corresponding settlement currency. If the Company is requested to handle the money exchange for settlement, all relevant fund will be calculated at the exchange rate set by the Company. However, stamp duty, transaction levy, trading fee and stock settlement fee are required to be paid to the relevant authorities in HKD. The calculation of the relevant amount is subjected to the exchange rate published by the Hong Kong Monetary Authority. For odd lot trading, it can only be executed via manual order and commission is charged accordingly. All of above rates and charges are subjected to change and at the Company's sole discretion without prior notice. The above list is not exhaustive, please call our Customer Services Hotline (852) 2968 1192 for inquiries or visit our website www.plutufingroup.com *各項收費以港元計算。非港元結算產品收費以相關結算貨幣計算及支付，客人需自行存入相關結算貨幣之金額，如需透過本公司兌換外幣作交收，將以本公司所訂匯率為准；唯相關之印花稅、證監會交易徵費、港交所交易費、中央結算費等須以港元支付，本公司會根據香港金管局所厘定的匯率計算相關使費並代客支付予相關機構。碎股交易須透過人手下單，交易佣金以人手下單計算。本公司有權更改以上利率及收費而毋須另行通知，並保留最終決定權。收費未能盡錄，如有疑問，請致電本公司客戶服務熱線(852) 2968 1192 查詢或瀏覽本公司網站 www.plutufingroup.com 查看最新收費表。

Ver : 2022610

PLUTUS SECURITEIS LIMITED
貝德斯證券有限公司
(Exchange Participant of The Stock Exchange of Hong Kong Limited) SFC CE NO. BNJ530
8/F., 80 Gloucester Road Wanchai, Hong Kong
香港灣仔告士打道 80 號 8 樓
Tel 電話 (852) 2968 1192 Fax 傳真 (852) 2968 5560

Date: 8/3/2021

The Stock Exchange of Hong Kong Limited
12th Floor, Two Exchange Square
8 Connaught Place
Central, Hong Kong

[redacted]

Re: Confirmation in relation to the Share Offer (the "Share Offer") of 250,000,000 Shares of US$0.01 each in the share capital of [redacted] (the "New Applicant") by way of (i) placing of 225,000,000 Shares (subject to re-allocation and the over-allotment option); and (ii) public offer of 25,000,000 Shares (subject to re-allocation)

Dear Sir

We, Plutus Securities Limited, hereby confirm that we have strictly followed and fully complied with, and will continue to strictly follow and fully comply with, all laws and regulations in relation to the Share Offer, including, without limitation, (i) the Securities and Futures Ordinance, Cap.571, the laws of Hong Kong; (ii) the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") (the "**Listing Rules**"); (iii) the Code of Conduct for Persons Licensed by or Registered with the Securities and Futures Commission (the "**SFC**"); as well as the obligations as set out in the prospectus of the New Applicant dated 26 February 2021 in relation to the placing of shares in the New Applicant.

We refer to the proposed listing of the Shares of the Company on the Stock Exchange. We, Plutus Securities Limited, hereby confirm and undertake that:

(1) we did not or will not make any form of relevance, whether in the form of rebate, commission, discounted incentive fees and/or otherwise to any placees and/or any prospective investors directly or indirectly in connection to the Share Offer of the Company;

(2) we may or will receive in our capacity as the distribution of the Share Offer based on the gross placing underwriting commission of 12.5% (among this 12.5%, 2.5% shall be payable to Space Securities Limited as management commission and the remaining 10.0% shall be payable to us) calculated based on the 60,000 Shares committed by us under the placing underwriting agreement (subjected to re-allocation), being HK$3,240; and

(3) other than the placing underwriting commission mentioned in point (2), no incentive fee has been or will be received by us in connection to the Share Offer.

1

PLUTUS SECURITEIS LIMITED
貝德斯證券有限公司
(Exchange Participant of The Stock Exchange of Hong Kong Limited) SFC CE NO. BNJ530
8/F., 80 Gloucester Road Wanchai, Hong Kong
香港灣仔告士打道 80 號 8 樓
Tel 電話 (852) 2968 1192 Fax 傳真 (852) 2968 5560

[This page is intentionally left blank]

2

PLUTUS SECURITEIS LIMITED
貝德斯證券有限公司
(Exchange Participant of The Stock Exchange of Hong Kong Limited) SFC CE NO. BNJ530
8/F., 80 Gloucester Road Wanchai, Hong Kong
香港灣仔告士打道 80 號 8 樓
Tel 電話 (852) 2968 1192 Fax 傳真 (852) 2968 5560

For and on behalf of
Plutus Securities Limited

Name: Wong Chin Hung Cyrus
Position: Executive Director

3

PLUTUS SECURITEIS LIMITED
貝德斯證券有限公司
(Exchange Participant of The Stock Exchange of Hong Kong Limited) SFC CE NO. BNJ530
8/F., 80 Gloucester Road Wanchai. Hong Kong
香港灣仔告士打道 80 號 8 樓
Tel 電話 (852) 2968 1192 Fax 傳真 (852) 2968 5560

Definitions:

close associates

(a) in relation to an individual means:—

- (i) his spouse; his (or his spouse's) child or step-child, natural or adopted, under the age of 18 years (each an "immediate family member");
- (ii) the trustees, acting in their capacity as trustees of any trust of which the individual or his immediate family member is a beneficiary or, in the case of a discretionary trust, is (to his knowledge) a discretionary object (other than a trust which is an employees' share scheme or occupational pension scheme established for a wide scope of participants and the connected persons' aggregate interests in the scheme are less than 30%) (the "trustees"); or
- (iii) a 30%-controlled company held, directly or indirectly, by the individual, his immediate family members and/or the trustees (individually or together), or any of its subsidiaries; or
- (iv) a person cohabiting with him as a spouse, or his child, step-child, parent, stepparent, brother, step-brother, sister or step-sister (each a "family member"); or
- (v) a majority-controlled company held, directly or indirectly, by the family members (individually or together), or held by the family members together with the individual, his immediate family members and/or the trustees, or any of its subsidiaries.

(b) in relation to a company means:—

- (i) its subsidiary or holding company, or a fellow subsidiary of the holding company;
- (ii) the trustees, acting in their capacity as trustees of any trust of which the company is a beneficiary or, in the case of a discretionary trust, is (to its knowledge) a discretionary object (the "trustees"); or
- (iii) a 30%-controlled company held, directly or indirectly, by the company, the companies referred to in (1) above, and/or the trustees (individually or together), or any of its subsidiaries.
- (iv) A 30%-controlled company held by a person will not be regarded as his or its associate if the person's and his or its associates' interests in the company, other than those indirectly held through the listed issuer's group, are together less than 10%.

connected client

- (a) a partner of the Exchange Participant;
- (b) an employee of the Exchange Participant;
- (c) where the Exchange Participant is a company,
  - (i) any person who is a substantial shareholder of such Exchange Participant; or
  - (ii) a director of such Exchange Participant;
- (d) the spouse or infant child or step child of any individual described in (a) to (c) above;
- (e) a person in his capacity as trustee of a private or family trust (other than a pension scheme) the beneficiaries of which include any person in (a) to (d) above;
- (f) a close relative of any person in (a) to (d) above where his account is managed by such Exchange Participant in pursuance of a discretionary managed portfolio agreement; or
- (g) a company which is a member of the same group of companies as such Exchange Participant.

Exchange Participant

a person: (a) who, in accordance with the Rules of the Exchange, may trade on or through the Exchange; and (b) whose name is entered in a list, register or roll kept by the Exchange as a person who may trade on or through the Exchange.

4

PLUTUS SECURITEIS LIMITED
貝德斯證券有限公司
(Exchange Participant of The Stock Exchange of Hong Kong Limited) SFC CE NO. BNJ530
8/F., 80 Gloucester Road Wanchai, Hong Kong
香港灣仔告士打道 80 號 8 樓
Tel 電話 (852) 2968 1192 Fax 傳真 (852) 2968 5560

In this case, including the lead broker, distributor and underwriters.

substantial shareholder	in relation to a company means a person (including a holder of depositary receipts) who is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of the company.
controlling shareholder	in relation to a company means a person (including a holder of depositary receipts) who is entitled to exercise, or control the exercise of, 30% or more of the voting power at any general meeting of the company or who is or are in a position to control the composition of a majority of the board of directors of the company.

5

Draft: 3 September 2021

Private & Confidential

Fee Letter (Plutus)

To: [redacted]

From: Plutus Securities Limited (貝德斯證券有限公司)

Dated: September 7, 2021

Dear Sirs,

We refer to the placing and subscription agreement dated September 3, 2021 (the "**Placing and Subscription Agreement**") among (1) [redacted] as issuer (the "**Issuer**"), a British Virgin Islands business company incorporated with limited liability under the laws of British Virgin Islands with company number [redacted] and its registered office at Corporate Registrations Limited of [redacted] (2) Plutus Securities Limited (貝德斯證券有限公司) as guarantor (the "Guarantor"), an exempted company with limited liability incorporated under the laws of the Cayman Islands with registration number [redacted] and its registered office at [redacted] Islands and registered as a non-Hong Kong company under Part 16 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) and whose shares are listed on the main board of The Stock Exchange of Hong Kong Limited under the stock code of [redacted], (3) [redacted] as chargor (the "Chargor"), a British Virgin Islands business company incorporated with limited liability under the laws of the British Virgin Islands with company number [redacted] and its registered office at [redacted] (4) Plutus Securities Limited (貝德斯證券有限公司)("Plutus") and [redacted] as placing agents and (5) [redacted] as subscribers, in relation to the issuance of US$150,000,000 10.5% notes due 2022 (the "Notes"). Capitalized terms used and not otherwise defined in this letter shall have the meanings assigned to them in the Placing and Subscription Agreement.

This letter shall be a fee letter for the purposes of Clause 8.1 (Placement Fees) of the Placing and Subscription Agreement.

This is to confirm that the commission payable to us by the Issuer (failing which, the Guarantor) referred to in Clause 8.1 (Placement Fees) of the Placing and Subscription Agreement amounts to US$1,200,000 and shall be paid to Plutus within 14 days after the Closing Date (the "Placing Agent's Fee").

The Placing Agent's Fee:

(a) is non-refundable;

(b) is exclusive of goods and services tax or other value added or similar tax and you shall pay to us together with the Placing Agent's Fee any applicable goods and services tax or other value added or similar tax payable in respect of it; and

(c) must be paid free of any restriction or condition and free and clear of any deduction or withholding for or on account of any Tax and without deduction or withholding on account of any other amount whether by way of set-off, counterclaim or otherwise.

The parties hereto agree to keep the existence and the terms of this letter strictly confidential unless such disclosure is required by applicable law or regulations or in actual or potential legal proceedings in which case the disclosing party shall, to the extent practicable and legally permissible, notify the other parties hereto of the proposed disclosure and the reasons therefor.

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HOK-#638507206-v1

Clauses 14 (*Notices*) and 15 (*Law and Jurisdiction*) of the Placing and Subscription Agreement shall apply, *mutatis mutandis*, as if they were fully set out herein.

This letter shall be binding on and enure for the benefit of each party and its successors, or in the case of us, any of our affiliates designated by us. Neither the Issuer, the Guarantor nor the Chargor may assign any of its rights or obligations hereunder without our prior written consent.

No rights are conferred on any person who is not a party to this letter under the Contracts (Rights of Third Parties) Ordinance (Cap. 623 of the Laws of Hong Kong) to enforce any term of this letter, but this does not affect any right or remedy of any person which exists or is available apart from such ordinance.

This letter is a supplement to and shall henceforth be read together with the Placing and Subscription Agreement. Except as and to the extent set out hereby, all the terms, conditions and provisions in the Placing and Subscription Agreement shall remain in full force and effect.

This letter may be executed in any number of counterparts, each of which shall be deemed an original.

[Signature pages follow]

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For and on behalf of

[redacted]

By: ...[redacted]...

Name: [redacted]

Title: Director

[Signature Page to Fee Letter]

Panda- Fee Letter (Plutus Securities Limited (貝德斯證券有限公司)

Plutus Securities Limited Plutus Securities Limited
貝德斯證券有限公司

By: ______________________

Name: Wong Chin Hang Cyrus
Title: RO

[Signature page to Fee Letter]

Panda - Fee Letter _Plutus Securities Limited (貝德斯證券有限公司)

PLUTUS ASSET MANAGEMENT LIMITED

And

[redacted]

DISCRETIONARY INVESTMENT MANAGEMENT AGREEMENT

Discretionary Investment Management Agreement

THIS AGREEMENT is made the 9day of February, 2021.

BETWEEN:-

(1) PLUTUS ASSET MANAGEMENT LIMITED, a company incorporated under the laws of Hong Kong whose business office is at 8/F., 80 Gloucester Road Wanchai, Hong Kong (the "Manager"), and

(2) [redacted], Germany Passport Number: [redacted] whose address is at [redacted] 267954 (the "Client")

WHEREAS:-

(A) The Manager is registered with the SFC with CE number BNJ533 for Type 4 (Advisory on Securities) and Type 9 (Asset Management) regulated activities pursuant to the SFO.

(B) The Client has appointed the Manager to manage the Portfolio(s) held in the Discretionary Account upon the terms set out in this Agreement.

(C) The Client's money and other relevant assets are held by the "Custodian" (Please refer to Schedule G - List of Custodians).

(D) The Manager has agreed to accept such appointment as Manager and, where applicable, may arrange for the safe keeping of the Client's Portfolio(s) with Custodians on the terms and conditions set out below.

THE PARTIES AGREE THAT:-

1 Interpretation

1.1 In this Agreement, unless the context otherwise requires, the following words have the following meanings: -

Agreement	this Discretionary Investment Management Agreement, and shall include all schedules attached hereto and the Application, all of which may be amended from time to time in accordance with the terms herein.
"Applicable Hong Kong Laws"	with respect to any person, any laws, rules, regulations, notices, directives, or orders of any governmental or regulatory authority in the Hong Kong Special Administrative Region ("Hong Kong") that are applicable to and which such person is required to comply with (whether or not having the force of law) as may be issued and amended from time to time and includes a reference to trading and other rules of the stock exchanges and clearing and settlement institutions in Hong Kong as issued and amended from time to time.
"Associate"	means any subsidiaries or affiliates of the Manager and any ultimate holding company of the Manager or the subsidiaries or affiliates of such holding company.
"Business Day"	means a day on which Hong Kong are generally open for business (excluding Saturdays, Sundays and public holidays).
"Custodian"	means any person(s) appoint from time to time, as custodian of the Portfolio
"Discretionary Account"	means the securities account and cash account relating to the Portfolio(s).
"Fee Schedule"	means Schedule A headed "Fee Schedule" appended to this Agreement.
"Hong Kong"	means the Hong Kong Special Administrative Region of the People's Republic of China.

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"Investments"	means any securities (as defined in the SFO), other investments, assets (excluding real estates), rights, options, futures or interests in collective investment schemes or investment products, where the context permits, includes uninvested cash.
"Investment Strategy"	means the investment objectives and strategy, investment policy, investment and borrowing restrictions, as well as other important details described in Schedule B.
"Portfolio"	means all the Investments at any time under the management of the Manager hereunder credited to the Discretionary Account.
"HKD"	means Hong Kong Dollar, the lawful currency of Hong Kong.
"Reporting Period"	means the intervals between valuations as stated in Schedule B.
"Rules"	means the relevant legislations, subsidiary legislations, rules, codes, guidelines and circulars issued by the Securities and Futures Commission of Hong Kong.
Securities	shall have the meanings ascribed to it under the SFO
"SFC"	means Securities and Futures Commission in Hong Kong.
"SFO"	means the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

1.2 Any references to statutory provisions, regulations, notices, the Rules or the SFO shall include those provisions, regulations, notices, the Rules or the SFO as amended, extended, consolidated, substituted or re-enacted from time to time.

1.3 Any reference herein to a person includes a company, firm, institution, partnership, society or other entity. Any reference herein to the singular includes the plural and vice versa and reference to the masculine includes the feminine and neuter genders.

1.4 References to Clauses are to clauses of this Agreement. The headings are inserted for convenience only and shall not affect the construction or interpretation of this Agreement thereof.

1.5 Any Schedule, Application Form and Appendix to this Agreement form part of it.

1.6 To the extent permitted by law, the Manager may from time to time amend any of the terms and conditions of this Agreement by giving the Client notice of such changes which will become effective from the date specified in such notice. You may raise written objection within fourteen (14) days after the publication of such amendment notice. Failing which, it shall be deemed an acceptance of such amendment. Unless otherwise stated, an amendment to any provision of this agreement shall not affect the other provisions of this Agreement.

2 Appointment of the Manager

The Client hereby appoints the Manager as the discretionary investment manager of the Portfolio in accordance with the terms of this Agreement and pursuant to the Applicable Hong Kong Laws and Rules. This Agreement will take effect when it is accepted and executed by both parties until it is terminated as hereinafter provided, and the Manager hereby accepts such appointment and agrees to assume the obligations set forth herein.

The Manager is not an independent intermediary because:

(a) The Manager receives fees, commissions, or other monetary benefits from other parties (which may include product issuers) in relation to our distribution of investment products to the client. For details, the client should refer to the Manager's disclosure on monetary benefits which the Manager is required to deliver to client prior to or at the point of entering into any transaction in investment products.; and
(b) The Manager receives non-monetary benefits from other parties, or has close links or other legal or economic relationships with the issuers of products that the Manager may distribute to the client.

3 Investment Management

3.1 The Manager shall have full and absolute discretionary power to manage the Portfolio at the Client's risk in accordance with the terms of this Agreement and subject to the Investment Strategy as set out in Schedule B. Without prejudice to the generality of the foregoing, the Manager may buy, sell, retain, exchange or otherwise deal in any Investments; may subscribe to issues and offers for sale of any Investments; may accept placings, underwritings and sub-underwritings of any Investments; may make cash deposits; may deal in any currencies; deal in, use and close out any options, futures and other derivatives relating to securities, stock indices, currencies or otherwise; and may effect transactions on any market or off market. Investment objectives in Schedule B, if any, are not intended to be legally binding on the Manager but the Manager must have regard to them in investing and managing the Portfolio.

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3.2 The Manager will not ordinarily allow any security to form part of the Portfolio if this will result in a notifiable interest arising under the SFO by reason solely of the holding of that security in the Portfolio. However, if any circumstance of the Client, or any transaction executed by or for the Client, results in a notifiable interest arising it is the Client's obligation to comply with any applicable Hong Kong law or regulation and the Manager will not be liable therefor.

3.3 The Client hereby acknowledges and confirms that the Investment Strategy of Discretionary Account best reflects his/her particular investment preferences. The Client further acknowledges and confirms from time to time the Investment Strategy contained in Schedule B can be amended upon written agreement of the Client and the Manager.

3.4 The Investment Strategy stated in Schedule B as amended from time to time shall not be deemed to have been breached as a result of changes in the price or value of the Investments (or any of the Investments) comprised in the Portfolio brought about through any of the following: market forces or movements in the market (including exchange rates); any scheme or arrangement for amalgamation, reconstruction, conversation or exchange; or any withdrawal from the Portfolio. However, if and for so long as any objective or restriction is breached, the Manager will take such steps as it considers appropriate to rectify such breach as soon as practical unless the Manager considers it in the Client's interest not to do so. In such case, the Manager shall notify the Client as soon as practicable.

3.5 The Manager is authorized to enter into, make and perform all contracts, agreements and other undertakings as may in the opinion of the Manager be necessary or desirable for the proper performance of the Manager's duties under this Agreement and the Client agrees to ratify such contracts, agreements and undertakings on request.

3.6 All transactions for the Portfolio will be executed subject to the laws of the relevant jurisdiction and the rules, regulations and market practices of any relevant stock exchange, futures exchange or other market and the Client accepts the same. Such laws, regulations and practices may include requirements to disclose the Client's identity, details of transactions executed and other information which the Client may consider confidential where the Manager is so required to do by those provisions.

3.7 If the Manager solicits the sale of or recommend any financial product to the Client, the financial product must be reasonably suitable for the Client having regard to the Client's financial situation, investment experience and investment objectives. No other provision of this agreement or any other document the Manager may ask the Client to sign and no statement the Manager may ask the Client to make derogates from this clause.

3.8 Any advice that may be given by the Manager shall be restricted to the investment management services provided to the Client hereunder and provided in such a manner as the Manager deems appropriate or as may be agreed with the Client.

3.9 Nothing in this Agreement shall operate to remove, exclude or restrict any rights of the Client or any obligations of the Manager arising under applicable Hong Kong law or any regulations made thereunder.

3.10 The Manager may use leverage provided by the Custodian against any part of the Portfolio with the prior consent of the Client and subject to any borrowing or leverage parameters set by the Client.

3.11 The Manager shall not perform any broking function in relation to the Portfolio, but the Manager may, using reasonable care and diligence, on behalf of the Client appoint any broker to act on behalf of the Client in relation to the Portfolio, subject to reasonable monitoring of capacity and performance.

3.12 The Client shall at its expense execute such third-party authorisations, authorities, proxies, power of attorney as may be required to appoint the Manager as its attorney-in-fact or proxies with respect to the Portfolio with exclusive authority to make any investment decisions at such times and in such amounts and at such price as the Manager may in its sole discretion determine. The Manager shall have full authority to communicate directly to the Custodian. The Client shall execute and deliver to the Manager and to the Custodian such authorisations and documents, including but not limited to their terms of business as may be necessary to carry out the purposes of this Agreement

4 Client Investments and Contributions

4.1 The Client has requested, or may in the future from time to time request, the Manager to arrange for cash or securities or other investments to be held in the Portfolio. The Client shall notify the Manager of its intention and any such cash, securities or other investments shall become subject to the terms of this Agreement only upon receipt thereof by the Manager or where the same are to be held by a Custodian for the purpose of this Agreement. Nothing herein shall oblige the Manager to accept any particular securities, investments, or cash as part of the Portfolio.

4.2 Any such cash, securities or other investments referred to in Clause 4.1, upon receipt by the Manager or where the same are to be held by a Custodian for the purpose of this Agreement (the "Accepted Contributions") shall be subject to an inception charge as described in the Fee Schedule. A confirmation will be sent to the Client upon receipt by the Manager or where the same are to be held by a Custodian the Accepted Contributions.

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5 Aggregation of Investments

The Manager may on acquiring any Investment for the Portfolio aggregate the transaction for the Client with that of other clients of the Manager to the effect that the Client shall acquire an undivided interest in any Investment. In such case, any expenses, interest or income shall be pro-rated to the Portfolio as shall be the proceeds of realization. This may result in the Client obtaining on some occasions a more favorable transaction price and on others a less favorable transaction price than if these orders had been effected separately.

6 Dealing, Soft Commissions and Rebates

6.1 The Client acknowledges and expressly consents that the Manager or an Associate may enter into soft commission arrangements with brokers through which transactions are executed for the Portfolio. A soft commission arrangement generally means an arrangement whereby a broker will, in return for receiving business from a fund manager, pay for goods and services which are to be supplied to that fund manager by a third party. The Manager or an Associate will enter into such an arrangement only where the goods or services are of demonstrable benefit to the clients of the Manager or Associate as applicable. In allocating business to the broker concerned the Manager or Associate is under an obligation to ensure that the quality of transaction execution is consistent with best execution standards and that brokerage rates are not in excess of customary full-service rates.

6.2 For the above purpose, such goods and services may include: research and advisory services; economic and political analysis; portfolio analysis, including valuation and performance measurement; market analysis, data and quotation services; computer hardware and software incidental to the above goods and services; clearing and custodian services and investment-related publications.

6.3 The Manager will provide the Client with a statement describing its soft commission arrangements on an annual basis, including a description of the goods and services received by the Manager.

6.4 The Manager may retain cash commissions or money rebates from brokers or dealers on transactions executed for the account of the Portfolio. Such cash commissions or rebates may only be retained if the brokerage rates charged to the Portfolio are not in excess of customary full-service brokerage rates. In addition, the Manager will provide investors with a quantification of the value of rebates received by it or its Associates in relation to the Portfolio on a semi-annual basis. The Client hereby expressly consents to the receipt by the Manager or any of its Associates of cash commission or other rebates from brokers or dealers in respect of transactions undertaken for the account of the Portfolio on the terms set out herein.

7 Custodial Services

7.1 The Manager shall, where required, make arrangements with appropriate third parties (such as a bank or other depository) for the safe-custody of the Portfolio and will arrange for the settlement of transactions executed for the Portfolio, the safekeeping of Investments, the collection of all dividends, income and other distributions and the effecting of other administrative actions in relation to Investments, subject to the terms of this Agreement. The Manager may also arrange for Investments to be held in a centralized securities system.

7.2 The Client shall procure that the Custodian shall comply with any instructions of the Manager given in accordance with this Agreement, including (but not limited to) instructions to settle all transactions undertaken by the Manager.

7.3 The Custodian will attend to the collection of all income due on, and the vesting of all other rights and entitlements attaching to, investments in the Portfolio and will inform the Manager accordingly.

7.4 The Client shall procure that the Custodian promptly notify the Manager of all offers, rights issues, investor meetings and other events affecting investments in the Portfolio and of which the Custodian has received notice in its capacity as Custodian.

7.5 Investments that require registration may be registered in the name of the relevant Custodian. Any such Custodian shall be entitled to hold all or any of the Investments in the Portfolio with any sub-custodian appointed by it in any part of the world on such terms as it may determine. Such arrangements may not be subject to approval or review by the Manager or the Client.

7.6 Any Investments forming part of the Portfolio may either be treated as fungible and held in a pooled account with Investments of other clients of a Custodian or the Manager at the centralized system, or, specifically allocated to the Portfolio. Without prejudice to the generality of the foregoing, the Manager shall not be bound to arrange for the delivery, or, return to the Client, of securities bearing serial numbers identical with any transferred to or acquired for the account of the Portfolio, so long as those returned to the Client are of the same class, denomination and nominal amount and rank (subject always to any capital reorganization which may have occurred in the meantime).

8 Voting Rights

The Manager will forward to the Client notices of meetings or other documents received in respect of Investments in the Portfolio and obtain instructions from the Client. If the Client does not provide any specific instructions, the Manager may,

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at its discretion exercise or refrain from exercising any voting rights (including rights to consent to or approve of any scheme, arrangement, resolution or alteration in any rights or abandonment of any rights attaching to any investment; or rights to requisition a meeting, give notice of any resolution or circulate any statement). The Manager may be restricted from exercising such voting rights in respect of holdings in collective investment schemes the investment manager, investment adviser or distribution company of which is the Manager or an Associate. The Client shall promptly complete proxy forms or any other authority in favor of the Manager on request by the Manager.

9 Choice of Counterparties

The Manager may effect and arrange for the settlement of transactions for the Portfolio with counterparties on such basis as may be usual for the market or size of transaction concerned. All transactions effected will be done in accordance with the rules and regulations of securities markets or exchange, and the Manager, may on its own, or on Client's behalf, take all such steps as may be required or permitted by such rules and regulations and/or by appropriate market practice. In the event that any counterparty fails on the due date, or within such reasonable period as the Manager may decide, to deliver any necessary documents or, as the case may be, to pay any amount due, the Manager shall not be held liable for any loss whatsoever arising from the act or omission of the counterparty. The Manager undertakes that it will take all reasonable steps (including due diligence checks) to ensure the risks of the Client incurring such loss are minimized.

10 Withdrawals

10.1 Subject to any lock up period ("Lock-Up Period") as provided herein, the Client may from time to time request the withdrawal of cash from the Portfolio provided that the Manager receives no less than 30 Business Days prior written notice specifying the amount, currency and payment procedures. Subject to any instructions in the notice, the outstanding liabilities whatsoever incurred by the Client hereunder, the uncompleted transactions already initiated by the Manager and any Suspension Events described below, the Manager will arrange for and issue appropriate instructions for the realization as soon as practicable of such part of the Portfolio as it considers appropriate to produce the relevant cash sum for payment to the Client. Upon procuring the realization of monies and the effecting of any necessary currency conversion, the Manager will arrange for payment to be made to the Client by the Custodian. Any withdrawal shall also be carried out in consideration of the relevant settlement periods in relation with realization of assets of the Discretionary Account as a result of such withdrawal.

10.2 The Manager may, under certain Suspension Events, in their sole discretion, postpone the realization of any or all parts of the Portfolio or payment of any or all of the cash that it is required to return to the Client under this Agreement as it considers appropriate. For the purpose of this Clause, Suspension Events include, without prejudice to the generality of the foregoing, situations where the trading of a specific or various Investments are unavailable due to severe market conditions or issuer distress, suspension or limitation of trading by any public exchanges or any other circumstances which render it impossible to liquidate any or all of the relevant Investments, and situations where the assets of the Portfolio cannot be repatriated due to foreign exchange restrictions or other regulatory restrictions. All reasonable steps will be taken by the Manager to bring any Suspension Event to an end as soon as possible.

10.3 The Client shall bear all consequences of any withdrawal, including in particular if, as a result of such withdrawals, the Manager is required to liquidate all or part of investments in anticipation and if it becomes difficult or even impossible for the Manager to follow the Investment Strategy set out in Schedule B.

11 Fees for the Service

11.1 In consideration for the services provided by the Manager, the Client shall pay to the Manager a fee or fees as set out in the Fee Schedule or such other fees as may be agreed from time to time between the parties in writing.

11.2 The fee for any Reporting Period shall be the full fee for that period notwithstanding any contribution or withdrawal made by the Client to or from the Portfolio during that Reporting Period. The Manager may at its discretion pro-rate the relevant fee for a Reporting Period to make adjustment for any such contribution or withdrawal or, in the case of the first or final Reporting Period the fee shall be adjusted by reference to the number of days in the relevant Reporting Period for the length of that Reporting Period.

11.3 The fee, except as otherwise provided in the Fee Schedule, will be due at the end of the Reporting Period in respect of which the services have been rendered.

11.4 The Manager will be entitled to deduct the fee either from the Portfolio or from any monies otherwise held for the Client or as otherwise agreed between the Client and the Manager.

11.5 All transactional and fiscal charges and other expenses incurred in the management of the Portfolio will be paid from or deducted from the Portfolio by the Manager at any time after they are incurred whether incurred during the continuance of this Agreement or after the termination of this Agreement for the completion of transactions and transfer of Investments as provided herein. Brokerage rates shall not be in excess of customary full-service rates. Brokerage charges shall be those

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actually incurred by the Manager in respect of dealings for the Portfolio (pro-rated as provided herein).

11.6 All fees and charges in connection with the custody of the Investments which shall be paid out of the Portfolio by any custodian or sub-custodian or their nominees shall be charged including the charges of any external bank;

Fees of any custodian of the Investments will be invoiced separately to the Client（if applicable） and any expenses in connection with the custody of the Investments or other dealing for the Portfolio by the Manager its nominee or any custodian or sub-custodian or their nominees shall be paid out of the Portfolio.

11.7 The Manager has discretion to waive the inception charge, management fee or performance fee described in the Fee Schedule or such other fees agreed with the Client in whole or in part in relation to any of such fee whether generally or in a particular case.

11.8 Should the Manager be required by the Client to perform or procure the performance of any additional duties or services, the Manager shall be entitled to be paid special remuneration in respect thereof by the Client and the amount of such special remuneration shall be such sum as may be agreed between the parties.

12 Lien and Interest

12.1 The Manager shall have a general lien over the Portfolio for any sums due to it.

12.2 The Client agrees to pay interest on all amounts owing by the Client to the Manager, after as well as before any judgment, at such rate, not exceeding the maximum permitted by law, as the Manager may from time to time in the Manager's absolute discretion determine, provided that the Manager shall have advised the Client of the interest rate prior to charging the same and given the Client notice of any change in the said rate of interest.

13 Client to Grant Authority

The Client agrees to execute such authorities, powers of attorney, proxies and/or other documentation as may be required by any Custodian, broker, securities dealer, bank or other financial institution to allow the Manager to fulfil its duties and responsibilities as discretionary investment manager as contemplated by this Agreement.

14 Client's Warranties

14.1 The Client warrants that the Portfolio is free from any charge, pledge or encumbrance and is beneficially owned by the Client and undertakes not to create any charge, pledge or encumbrance or appoint any other person to manage the Portfolio. The Client warrants the accuracy of any information provided to the Manager, and that it has and will have all necessary consents, powers and authorities to appoint and employ the Manager to provide the services hereunder.

14.2 The Client warrants that it is of good financial standing and hereby undertakes to maintain sufficient readily realizable assets at all times to discharge any liabilities that it may incur hereunder.

15 Liability and Indemnity

15.1 None of the Manager, its Associates or the staff (including directors) of any of them (the "Management") will be liable for any loss or cost suffered or incurred by the Client or any other person under, in connection with or as a result of any service performed or action permitted hereunder or failure to do or perform the same pursuant hereto unless the same arises from the fraud, negligence or willful default of the Management. The Management will not be responsible for any act, omission or delay of third parties it appoints in good faith and with reasonable care including, for the avoidance of doubt, any financial institution appointed to hold the Portfolio or any part thereof or other third party acting as custodian, nominee or sub-custodian or any depositary or centralized securities clearing system.

15.2 If Investment is in a collective investment scheme of which neither the Manager nor an Associate is the investment manager, the Manager will rely on the published information relating thereto and will not be responsible for the accuracy thereof.

15.3 (A) The Client is responsible for its own tax affairs and the Manager will not be liable for any tax or duty arising from dealings in the Portfolio.

(B) Without limiting the generality of the foregoing and for the avoidance of doubt, the Client shall be liable for any taxes, levies, imposts, stamp, transaction or other duties and withholdings (together with any related interest, penalties and expenses in connection therewith) in accordance with the Applicable Hong Kong Laws in relation to the Portfolio.

15.4 The Manager gives no warranty as to the performance or profitability of the Portfolio (or any part thereof) or that any investment objective will be met and will not be responsible for any loss of opportunity whereby the value of the Portfolio (or any part thereof) could have been increased or for any decline in such value howsoever arising.

15.5 The Client will fully indemnify and keep indemnified the Manager from and against any loss, claims, liabilities, expenses or costs suffered or incurred by the Management resulting directly or indirectly from the performance of functions or duties in or pursuant to this Agreement unless the same arises from the fraud, negligence or willful default of the Manager.

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16 Events beyond the Manager's Control

The Manager shall not be obliged to take or refrain from taking any action which is beyond the Manager's ability to take or refrain from taking, wholly or partly, as a result of an event or state of affairs (including any change in the Law or any official directive or policy whether in Hong Kong or elsewhere) which was beyond the Manager's control to prevent and the result of which is beyond the Manager's power to avoid, including (without limitation) any breakdown or failure of transmission or communication or computer facilities, postal or other strikes or similar industrial action, provided that the Manager shall not be liable for the occurrence of such event or state of affairs and cannot have avoided the effect of such event or state of affairs by taking precautions which, having regard to all matters known to it before the occurrence of such event or state of affairs and all relevant factors, the Manager should have reasonably known to take suchprecautions.

17 Term of the Agreement

This Agreement shall continue for an unlimited term unless terminated in accordance with Clause 26.

18 Conflicts of Interest

18.1 It is understood that the Manager and its affiliates perform, among other things, asset management, research, brokerage and investment advisory services for clients other than those set out in this Agreement. The Client acknowledges that the Manager and its affiliates may give advice to and take action in the performance of duties to other clients which may differ from advice given, or the timing and nature of action taken, with respect to the Client's investments in the Portfolio. Nothing in this Agreement shall be deemed to impose upon the Manager or its affiliates any obligation to purchase, sell, or take other action in respect of Investments the Manager or its affiliates hold(s) for its own account or the account of any other client.

18.2 When the Manager executes a transaction in accordance with the terms of this Agreement, the Manager and/or an Associate may have (directly or indirectly) an interest relationship or arrangement that is material in relation to the transaction and which may involve a conflict with the Manager's obligations hereunder to the Client.

18.3 Without prejudice to the generality of the foregoing, the Manager or its Associate may act on behalf of the issuer of the Investment concerned (such as underwriter); may have a holding or dealing position in the investment concerned; or may buy or sell the Investment concerned as principal or otherwise act as principal in any dealing. Except where the Manager acts as principal it will act as the Client's agent. The Manager may also execute transactions or exchange currencies through an Associate.

18.4 Any collective scheme that may be held in the Portfolio will also incur various fees and expenses (reflected in the price of the Investments concerned). In respect of any collective investment scheme held in the Portfolio of which the investment manager, investment advisor or distribution company is the Manager or an Associate, the Manager or an Associate will be entitled to retain all such fees and expenses that are payable to them for their own use and benefit but in such case such holdings shall not be treated as held in the Portfolio and their value disregarded for the purpose of the fee payable pursuant to Clause 11.

18.5 The Manager may be restricted from dealing for the account of the Client in transactions in which the Manager may have non-public information.

18.6 The Manager may receive monetary benefits and trading profit in addition to the ordinary management fee as agreed. It may earn and retain such remuneration from product providers in the course of providing discretionary management services to the Client and receiving trading profits from products purchased from or sold to third parties for the Client. The types of benefits which the Manager may receive are set out in Schedule H.

19 Confidentiality

Except as permitted by this Agreement, each party hereto undertakes to keep confidential all information of a confidential nature relating to the Portfolio and not to disclose such information without the prior consent of the other party except disclosures (i) made to the Manager's Associate and any service provider of the Manager or its Associate who has a need to know or (ii) required by any law, code of practice or regulatory authority. The decision of the Manager as to whether or not it is required to make a disclosure will be conclusive if such decision is made in good faith. Neither the Manager nor any Associate need disclose to the Client, or take into consideration in carrying out their functions and duties hereunder, any act, matter or thing if such disclosure would or might be a breach of duty or confidence to any other person.

20 Legal Proceedings

The Manager will not be obliged to take legal proceedings or other action against any third party on behalf of the Client in the event of any failure by a third party to settle a transaction on the due date or of any dispute relating to the Portfolio unless indemnified to the Manager's satisfaction in respect thereof by the Client except where the loss to the Client was attributable to gross negligence or willful default on the part of the Manager to prevent or minimize it. Any expenses

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incurred in the settlement of any dispute or in the recovery (or attempted recovery) of any assets will be for the account of the Client.

21 Changes and Assignment

21.1 This Agreement may be amended, modified or waived only by written agreement between the parties hereto.

21.2 This Agreement and/or any transactions effected hereunder are not capable of assignment by either party except with the prior written consent of the other party provided that the Manager may delegate any of its functions or duties hereunder to any Associate and may provide information about the Client and the Portfolio to any such Associate. This Agreement shall inure for the benefit of, and be binding upon, the parties hereto and their successors in title.

22 Personal Data

22.1 The Client provides (either via written or oral communication) information regarding its financial status, the Portfolio and/or other Client information ("Personal Data"), pursuant to and for the purposes set out in this Agreement to the Manager and authorises the Manager to hold, use and/or disclose the same for the aforesaid purposes to its agents, nominees and/or its Associates and/or to any third party (or their authorised agents) appointed to provide administrative, computer or other services or facilities (whether such persons are within or outside Hong Kong) and to whom such Personal Data is to be provided (or to whom such Personal Data may be transferred for the aforesaid purposes) and/or to any regulatory or supervisory authority, court of law or stock exchange otherwise entitled (under statute or otherwise, and whether such authority is within or outside Hong Kong) to inspect or otherwise receive the records of any such person where such rights are exercised. Personal Data may also be used to carry out the Client's instructions or respond to any enquiry from the Client or on the Client's behalf and to deal with any other matters relating to the Portfolio and holdings therein, and may form part of the records of the recipient as to the business carried out by it and to observe any legal, governmental or regulatory requirements of Hong Kong or other relevant jurisdiction including any disclosure or notification requirements to which any recipient of the data is subject.

22.2 In addition, the Manager may (i) use the Personal Data for marketing its own products and services (including maintaining a marketing database for product and market research or to provide information for the dispatch of information on other products or services to clients) and (ii) transfer the Personal Data to other parties for use in direct marketing by those parties. Please note that the Manager will only use or transfer (as the case may be) Personal Data for the aforesaid purpose(s) with the Client's consent. If the Client consents, the Manager may

- use or transfer the following kinds of Personal Data: name, postal address, email address, mobile phone number, telephone number, fax number, investment objective, financial status and investment experience
- use or transfer the Personal Data for the purpose of marketing to the Client: investment management services, investment advisory services, brokerage and custodial services, investment products including collective investment schemes and pension plans, and fund distribution ("marketing subjects"); and
- transfer the Personal Data to the following classes of persons: financial advisers, brokers and custodians, Affiliates of the Manager ("transferees").

Accordingly, the Client hereby <u>indicates consent</u> by ticking the appropriate boxes below:

consent to the use of Personal Data by the Manager for direct marketing as indicated above.

consent to the transfer of the Personal Data to other parties for direct marketing as indicated above.

The Client may at any time request the Manager not to use all or part of the Personal Data for direct marketing purposes by writing to the Data Protection Officer at the Manager's address for Notices provided herein.

22.3 The Client is entitled at any time to request access to and correction of the Personal Data in accordance with the Personal Data (Privacy) Ordinance (as amended from time to time) ("Ordinance"). Any request made pursuant to the Ordinance should be made in writing to the Data Protection Officer at the Manager's address for Notices provided herein. The Manager reserves the right to charge a reasonable fee for processing any data access request(s).

22.4 The Client acknowledges that any Personal Data provided in connection with this Agreement is required to process an application for an account in respect of the Client's portfolio and failure to supply the same may result in an application for an account being rejected. Personal Data may be retained after the termination of this Agreement or after cessation of the subject matter to which such Personal Data relates, subject to compliance with any applicable Hong Kong laws.

23 Client Identity Disclosure Undertaking

23.1 The Client agrees to the following terms contained in this Clause 23 which shall apply to the identity details provided by the Client in relation to this Agreement. The Client agree to provide such identity details for the Manager to comply with

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Discretionary Investment Management Agreement

the client identity rules imposed by relevant securities commission (or a similar government or statutory body), and/or a self-regulatory body (such as a stock exchange) responsible for regulatory functions with regard to securities market in its jurisdiction ("Regulators").

23.2 Accordingly, whenever the Manager has effected or if the Manager effects transactions for the Client's Discretionary Account or for the Client's underlying client accounts (if applicable) and the Manager receives enquiries from the relevant Regulator in respect of those transactions, the following provisions shall apply:

(a) in a case where the Manager's investment discretion provided herein has been overridden by the Client's instructions, the Client acknowledges and the Manager may disclose and provide to the relevant Regulator the identity, address, occupation and contact details of the Client; and

(b) if applicable, if the Client is aware that its underlying client is acting as an intermediary for any other person(s), the Client confirms that it has already obtain the identity, address, occupation and contact details of such other person(s) or shall have arrangements in place which would enable the Client to obtain all the relevant information of such person(s) immediately upon the Manager's request or procure that such information be so obtained.

23.3 This Clause 23 shall continue in effect notwithstanding the termination of this Agreement.

24 Client Instructions and Notices

24.1 All instructions to be given by the Client to the Manager may be given in writing in Chinese or English to the Manager by facsimile, email or telephone at such contact details as are specified in Clause 24.2. The Instructions shall be issued by the Client's authorized persons as specified in Schedule C or, in the case of joint Clients, by one or more of them as specified in Schedule C.

24.2 All other communications ("Communications") in connection with this Agreement may be by fax, by letter, by electronic email (other than any communications relating to termination or indemnity) or by telephone (to be promptly confirmed by fax, by letter or by electronic email). Each Communication shall be made to the relevant party at the fax number, address, email address or telephone number set out below and, in the case of a communication by fax, letter or email, shall be marked for the attention of, or (in the case of a Communication by telephone) made to, the person(s) from time to time specified in writing by that party to the others for the purpose. The initial telephone number, fax number, email address and address of, and person(s) so specified by, each party are set out below.

In the case of the Manager:

Address:	8/F., 80 Gloucester Road Wanchai
Tel No:	+852 2968 1192
Fax:	+852 2968 5560
Email:	info@plutusfingroup.com
Attention:	Legal & Compliance Department

In the case of the Client :

Address:	[redacted]
Tel No:	[redacted]
Fax:	Nil
Email:	[redacted]
Attention:	[redacted]

24.3 An Instruction or a Communication shall be deemed received:

(a) if sent by fax, at the time shown in the transmission report as the time that the whole fax was sent;

(b) if sent by letter, three days after posting (or seven days after posting if sent from one country to another); or

(c) if sent by email (where applicable):

(i) when the sender receives an automated message confirming delivery; or
(ii) four hours after the time sent (as recorded on the device from which the sender sent the email) unless the sender receives an automated message that the email has not been delivered,

whichever happens first,

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Discretionary Investment Management Agreement

in each case in the manner required by this Clause provided, however, that if a communication is received after the normal business hours in Hong Kong it shall be deemed to be received and become effective on the next Business Day. Every communication shall be irrevocable save in respect of any manifest error therein.

24.4 The Client agrees to notify the Manager promptly of any material changes in the information, including the Client's full name and address, provided to the Manager by the Client.

24.5 The Client agrees that, if the Manager uses voice recordings in connection with receiving instructions, the Client will accept the voice records as conclusive evidence of its instructions.

24.6 If the Client is a company or other body, it shall provide to the Manager, a list of authorised signatories certified by a director or officer. The Manager shall rely thereon until any original signed Notice of amendment is received by the Manager. The Manager shall not be liable for relying upon such authorised signatories until it has actually received Notice of revocation.

25 Information to Client

25.1 All contract notes, confirmations, valuations, reports and Communications required by this Agreement to be sent to the Client will be sent to the address of the Client as stated in the Account Opening Documents (or such other address as the Client notifies in writing to the Manager) and, if there are joint Clients, they will be sent to the first named in Schedule C.

25.2 The Manager will notify the Client of any material changes in the information provided herein (namely the status, name and address of the Manager) and of any changes in its board of directors within a reasonable time after the change.

25.3 The Manager will notify the Client immediately if any claim or summons is received relating to the Portfolio.

25.4 Where the Manager provides services to the Client in relation to derivative products, including futures contracts and options, the Manager shall provide to the Client, upon request, product specifications and any prospectus specifications or offering documents.

25.5 The Custodian shall as at the close of business on the last Business Day of each month ("the Valuation Date",) prepare a written valuation of the Portfolio (a "Valuation").

25.6 The Client agrees that the Custodian shall not confirm to the Client the details of each transaction after each such transaction is effected. However, the Custodian shall prepare and deliver to the Client within a reasonable period, after each Valuation Date, a Valuation and, a summary of transactions in respect of the month preceding the relevant Valuation Date.

25.7 As agreed with the client, the Manager will review the performance of the client's discretionary account by way of writing or meeting on annual basis.

26 Termination

26.1 Either party may terminate this Agreement without penalty or compensatory damages by providing not less than three (3) months' prior notice in writing to the other party. Termination of this Agreement under this Clause 26 will not affect any outstanding orders or transactions or any legal rights or obligations which may already have arisen or any contractual provisions intended to survive termination,. but the Manager shall cease to be responsible for and cease to manage the Portfolio, save the completion of orders or transactions and payment to, or, delivery of Investments to the Client. Transactions in progress at the date of termination will be completed by the Manager as soon as practicable.

26.2 The Client or the Manager may terminate this Agreement by notice in writing taking immediate effect, if either party breaches any obligation under this Agreement and fails to make good such breach (if capable of remedy) within one (1) month of receipt of such notice from another party requiring it to do so; or if the other party becomes bankrupt or enters liquidation (except a voluntary liquidation for the purpose of reconstruction or amalgamation upon terms previously approved in writing by the other party); or if a receiver is appointed over any of the other party's assets. The Manager may also terminate this Agreement by notice in writing taking immediate effect if so required by any competent regulatory authority.

26.3 On termination, the Manager shall be entitled to receive all fees, costs, charges and expenses accrued or incurred under this Agreement up to the date of termination (or if later in completing transactions), including any additional expenses or losses reasonably and properly incurred in terminating this Agreement and any charges for transferring the Portfolio's Investments.

26.4 On termination, the fee payable under the Fee Schedule shall be due and payable at the date of termination.

27 Remedy and Severability

No failure or delay on the part of either party hereto to exercise any right or remedy under this Agreement will operate as a waiver thereof nor will any single or partial exercise of any right or remedy preclude any other or any further exercise

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Discretionary Investment Management Agreement

thereof. The rights and remedies provided herein are cumulative and not exclusive of any provided by law. The illegality, invalidity or unenforceability of any provision of this Agreement under the law of any jurisdiction will not affect its legality, validity or enforceability under the law of any other jurisdiction nor the legality, validity or enforceability of any other provision.

28 Interpretation

The Client confirms and acknowledges that the terms of this Agreement have been fully explained to the Client or to its representative in a language the Client understands and that the Client agrees to be bound by the provisions hereof.

29 Effective Date

This Agreement will take effect when it is accepted and executed by both parties.

30 Entire Agreement

This Agreement constitutes the entire understanding between the parties relating to the Discretionary Account and supersedes all prior understandings, arrangements, representations, proposals or communications between the parties, whether written or oral.

31 Counterparts

This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original but all of which, taken together, shall constitute one and the same agreement.

32 Governing Law

32.1 This Agreement is governed by and shall be construed in accordance with the laws of Hong Kong and the parties hereto accept the non-exclusive jurisdiction of the Hong Kong courts.

In the event of any inconsistency between the English and Chinese language versions of this Agreement, the English version prevails.

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Discretionary Investment Management Agreement

EXECUTED by < Micro Source Pte. Ltd>

[redacted]

Signature of Authorized Signatory	Signature of Witness

[redacted]

Name of Authorized Signatory	Name of Witness

DATE:

EXECUTED by PLUTUS ASSET MANAGEMENT LIMITED

[redacted]

Signature of Authorized Signatory	Signature of Witness

[redacted]

Name of Authorized Signatory	Name of Witness

DATE:

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Discretionary Investment Management Agreement

SCHEDULE A - FEE SCHEDULE

A. MANAGEMENT FEE

1. The Client shall pay the Manager a Management Fee for each Calculation Period (see definition below) in arrears with effect from the date of execution of this Agreement.

2. The Management Fee is calculated as follows:

Management Fee = Value of the Investment Portfolio as at the Valuation Day (see definition below) of the relevant Calculation Period × 1.0* % (per annum) × Number of days in that month ÷ 365

Provided that where the Client makes any investment(s) or redemption(s) during the relevant Calculation Period, the value of the Investment Portfolio for that Calculation Period shall be adjusted such that in respect of that Calculation Period, the value of the Investment Portfolio for that Calculation Period shall be:

(1) Value of the Investment Portfolio as at the day preceding the day of relevant investment / redemption × (Number of days from the first day of the Calculation Period to the day preceding such investment / redemption) / (Total number of days in the relevant Calculation Period)

plus, thereafter in respect of each investment / redemption

(2) Value of the Investment Portfolio as at the day preceding the day of the next relevant investment / redemption or, if there is none, the value of the Investment Portfolio as at the Valuation Day × (Number of days from the day of the last investment / redemption to the day preceding the next investment / redemption or, if there is none, the last day of the relevant Calculation Period) / (Total number of days in the relevant Calculation Period)

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Discretionary Investment Management Agreement

B. PERFORMANCE FEE

1. The Client shall pay to the Manager a Performance Fee for each Calculation Period.

2. For each Calculation Period, the Performance Fee shall be an amount equal to [10 %] multiplied by the Net New Profits. In the event that the NAV falls subsequent to the payment of a Performance Fee, no further Performance Fee will be paid until the NAV exceeds the High Water Mark.

Where,

"Calculation Period"	means a period of one quarter (or a shorter period in the case of the first and last calculation periods) ending on the Valuation Day of that quarter
"NAV"	means the net asset value of the Investment Portfolio on the Valuation Day of the relevant Calculation Period, net of redemptions from the Investment Portfolio by or to the Client during such Calculation Period and the net of additions to the Investment Portfolio by the Client during such Calculation Period.
"Highest NAV"	means the highest NAV of the Investment Portfolio of any of the previous Calculation Periods.
"Valuation Day"	means the last Business Day of the Calculation Period or any other Business Day as determined by the Manager, on which the NAV of the Investment Portfolio is calculated.
"Business Day"	means a day (other than Saturday and Sunday) on which banks in Hong Kong are open for normal banking business or such other day(s) the Manager may determine from time to time.
Net New Profits	means the amount by which the NAV as of the end of a Calculation Period exceeds the High-Water Mark
High-Water Mark	means the greater of: (a) the NAV as of the effective date of this Agreement multiplied by the Hurdle Amount on a pro-rata basis; (b) the NAV achieved as of the end of the immediately preceding Calculation Period (after payment of any performance fee, if any) multiplied by the Hurdle Amount, and (c) the highest NAV as at the end of any previous Calculation Period (after payment of any performance fee, if any)
Hurdle Amount	100 per cent. plus the hurdle rate of _40_ per cent. (i.e. 140 per cent.)

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Discretionary Investment Management Agreement

SCHEDULE B - INVESTMENT STRATEGY

This Schedule along with the Investment Questionnaire & Portfolio Selection are an essential part of this Agreement and contains important descriptions of the investment objectives and strategy, investment policy, investment and borrowing restrictions, as well as other important details described herein (collectively the "Investment Strategy") of the Portfolio in which the Client will be investing. Please read it carefully.

The following is a description of the investment objectives, investment policy and investment and borrowing restrictions of the Portfolio:

Investment objectives:

	Asset Preservation	Conservative	Moderate	Aggressive	Leveraged Aggressive
	☐	☐	☐	☐	☑
Description 说明	My objective is asset preservation. A minimal volatility of asset value is expected. I am only prepared to face minimal volatility that may result in minimal to low losses	My objective is asset preservation. A low volatility of asset value is expected. I am only prepared to face volatility that may result in low to moderate losses	My objective is slight asset appreciation. Accordingly, I am prepared to face average volatility of asset value that may result in moderate losses	My objective is substantial asset appreciation. Accordingly, I am prepared to face above average volatility of asset value that may result in considerable losses	My objective is to maximise asset appreciation. Accordingly, I am prepared to face high volatility of asset value that may result in significant losses. I am prepared to use leverage

Limitations on asset classes, markets or instruments:

The Manager may not invest amongst the following asset classes/jurisdictions/instruments on behalf of the Client:

Performance Benchmark (if any):

Geographic Spread:

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Discretionary Investment Management Agreement

Investment products are diversified across different geographic regions in order to reduce the overall risk exposure and maximize returns of your portfolio, the geographic diversification limits are set forth as shown below:

Geography	Target Range
Asia	______% - ______%
North America	______% - ______%
Europe	______% - ______%
Others	______% - ______%

Asset Allocations:

The asset allocation parameters of your portfolio are identified as follows, the Manager shall, subject to limitations imposed and perform investment accordingly:

Asset Class	Benchmark	**Minimum % of relevant assets to be invested in Portfolio**	**Maximum % of relevant assets to be invested in Portfolio**
Cash and cash equivalent	______%	______%	______%
Global Bonds and bond mutual funds	______%	______%	______%
Equities, financial derivatives and equity mutual funds	______%	______%	______%
Alternatives (including hedge funds and PEs)	______%	______%	______%
Other Assets	______%	______%	______%

Minimum Investment:

The minimum initial value and ongoing asset value required for participation and maintained in the Discretionary Account in relation to the Investment Strategy stated herein, exclusive of market fluctuations, is <______________________>.

Lock-Up Period (if applicable):

Accepted by:

Signed ______________________ (Name) [redacted] (Signature)

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Discretionary Investment Management Agreement

SCHEDULE C - APPLICATION FORM

The Client(s) Name : [redacted]

Correspondence Address: [redacted]

Tel: [redacted]

Fax: [redacted]

I.D./Passport No *: [redacted]

Nationality *:

Place of Incorporation **:

Business Registration No. *

Authorized Person(s) (Corporate Client only)

Any one of the following individuals is authorized to give oral and written instructions on behalf of the client in relation to the operation of the account maintained by the Client

Name:

HKID/Passport/Other Identification No.:

Contact Tel. No:

Address:

Occupation:

Other relevant information:

* *If the Client is a natural person, please provide photocopy of his/her Hong Kong Identity Card or the relevant page(s) of his/her passport showing the particulars of the Client.*

** *If the Client is a corporation, please provide photocopy of the Certificate of Incorporation, and of the up-to-date Memorandum and Articles of Association (or other constitutional documents).*

*** *If the Client is a corporation, please provide photocopy of the Business Registration Certificate (or, if none, other official documentation identifying the Client and its address).*

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Discretionary Investment Management Agreement

SCHEDULE D – PROFESSIOANL INVESTOR ASSESSMENT AND DECLARATION FORM

(9 February 2021)

[redacted]

Classification & Treatment as Professional Investor – Initial Declaration Form

As an entity licensed by the Hong Kong Securities and Futures Commission (the "SFC"), we are required to comply with the provisions of the Securities and Futures Ordinance (Cap.571 of the Laws of Hong Kong) (the "SFO") and the Code of Conduct for Persons Licensed by or Registered with the Securities and Futures Commission (the "Code").

Accordingly, for the purposes of Sections 174, 175 and Part IV of the SFO and Schedule 17 of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32 of the Laws of Hong Kong), we have classified you/your company as a "Professional Investor" on the basis that you/your Company falls into one of the following categories in the above mentioned legislation.

For the purpose of the Code, you/your Company may be able to be treated as a Professional Investor, meaning that you/your Company has sufficient investment knowledge and expertise in relevant products and markets that we can be exempted from providing you/your Company with certain information and services that we would ordinarily be required to provide to non-professional investors as detailed in II.Annex 2 – Consequences of being treated as Professional Investor as attached to this Letter.

If you/your Company agree to be treated as a Professional Investor, we will be entitled to assume that you/your Company have appropriate knowledge, understanding and sufficient expertise in relation to the products and markets which we will provide. As a result, the information and explanation that will be provided to you/your Company as a Professional Investor will be considerably less than that which would be provided were you/your company to be treated as a non-Professional Investor. Furthermore, as a Professional Investor, you/your Company will be deemed to understand the particular risks attaching to the investment strategies you/your company adopt and the financial instruments and investments you/your company makes.

Please be reminded that you/your Company have the right to withdraw from being treated as a professional investor in respect of all products or any part thereof at any time during the course of your relationship with us.

An annual confirmation exercise is required to ensure that you/your Company continue(s) to fulfil the requisite requirements under the Code, so please note that we will need to carry out this confirmation exercise with you/your company on an annual basis.

Yours faithfully,

PLUTUS ASSET MANAGEMENT LIMITED

Encls. Professional Investors Initial Declaration Form

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Discretionary Investment Management Agreement

Please tick as appropriate in order to complete Section 1 or Section 2 and their relevant Sections where applicable.

Section 1: Institutional Professional Investor under paragraphs (a) to (i) in Part 1 of Schedule 1 to the SFO

☐ I am/ We are qualified to be treated as a Professional Investor under the category of persons described in paragraphs (a) to (i) of the definition of "Professional Investor" in Part 1 of Schedule 1 to the SFO (e.g. banks, insurance companies, SFC licensed corporations, etc.) and agree to be treated as such.

Please go to Section 4 directly.

Section 2: Corporate / Individual Professional Investor under paragraph (j) in Part 1 of Schedule 1 to the SFO

☐ I am/ We are qualified to be treated as a Professional Investor under the category of persons described in paragraph (j) of the definition of "Professional Investor" in Part 1 of Schedule 1 to the SFO as listed below **(please select ONE below)** and agree to be treated as such:

☐ (1) A high net worth individual investor, either alone or with his/ her spouse or children on a joint account, possessing cash and/ or securities or having a portfolio held by a custodian of not less than HK$8 million (or its foreign currency equivalent) at the relevant date; or

☐ (2) A high net worth individual investor, through his/ her share in a joint account with persons other than an associate (including individuals, corporations and partnerships), possessing cash and/ or securities or having a portfolio held by a custodian of not less than HK$8 million (or its foreign currency equivalent) at the relevant date; or

☑ (3) A high net worth individual investor, through his/ her wholly owned corporation for investment holding purpose, possessing cash and/ or securities or having a portfolio held by a custodian of not less than HK$8 million (or its foreign currency equivalent) at the relevant date;

(collectively, "**Individual(s)**")

Note: If you tick (1), (2) or (3) above, please also complete Risk Profiling Questionnaire in III *and go to section 4 directly.*

☐ (4) A corporation possessing cash and/ or securities or having a portfolio held by a custodian of not less than HK$8 million (or its foreign currency equivalent) or total assets of not less than HK$40 million (or its foreign currency equivalent) at the relevant date ("**Corporation**");

☐ (5) A corporation, which wholly owns another corporation which has been qualified as a Professional Investor by meeting the condition of (4) above.

☐ (6) A partnership possessing cash and/ or securities or having a portfolio held by a custodian of not less than HK$8 million (or its foreign currency equivalent) or total assets of not less than HK$40 million (or its foreign currency equivalent) at the relevant date ("**Partnership**");

☐ (7) A trust corporation having been entrusted under the trust(s) of which it acts as trustee with total assets of not less than HK$40 million (or its foreign currency equivalent) at the relevant date ("**Trust Corporation**"); or

☐ (8) A corporation, whose principal business is to hold investments and is wholly owned by "Individual", "Corporation", "Partnership" or "Trust Corporation" as described above, or a professional investor within the meaning of paragraphs (a), (d) - (h) in Section 1 of Part 1 of Schedule 1 to the SFO.

Please continue to Section 3.

Section 3: Assessment on Corporate Professional Investors

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Discretionary Investment Management Agreement

With regard to the products and/ or markets in relation to the services which PLUTUS ASSET MANAGEMENT LIMITED (the "Company") will be providing us, **I/ we confirm that I/ we: (please tick as appropriate)**

- ☐ have the appropriate corporate structure and investment process and controls (i.e. how investment decisions are made, including whether the corporation has a specialised treasury or other function responsible for making investment decisions);
- ☐ have person(s) responsible for making investment decisions on behalf of us that the relevant person has(have) sufficient investment background (including the investment experience of such person(s)); and
- ☐ am/ are aware of the risks involved which is considered in terms of the above relevant person(s) responsible for making investment decisions.

Please also complete the Assessment on Appropriate Corporate Structure and Investment Process and Control of a Corporate Professional Investor in III.Annex 1.

I/ We agree to provide documentary evidence sufficient for you to assess whether I/ we have met the above requirements upon request. I understand that if I/ we do not satisfy all the requirements above, I/ we will be treated as an Individual Professional Investor and I/ we must complete Risk Profiling Questionnaire in III as attached.

I/ We agree to provide confirmation on a regular basis as required by the Company to enable them to ensure that I/We fall within paragraph (j) of the definition of "Professional Investor" in Part 1 of Schedule 1 of the SFO and continue to fulfil requisite requirements under the Securities and Futures (Professional Investor) Rules.

I/ We understand that if the above requirement is not met, requirements set forth in Paragraph 15.4 of the Code cannot be exempted and the Company will need to provide the following – (a) information about clients; (b) client agreement; (c) information for clients; and (d) discretionary accounts (as illustrated in II. ANNEX 1.

Note: Please continue to Section 4.

Section 4 Affirmation

I/ We understand and agree to the provisions contained in a written statement provided by the Company as attached in II. ANNEX 1. I/ We acknowledge and declare that I/ we have read and understood, and accept the contents herein, including the risks and consequences of being treated as a Professional Investor; of our right to withdraw from being treated as a Professional Investor; and of taking independent advice if I/ we wish, and/or that the same has been explained in a language which I/ we understand. I/ We acknowledge and accept the contents of this declaration and am/ are not relying on any statements, warranties, representations, promises or undertakings that are not contained herein and declare and represent that the declaration I/ we make is true, complete and correct. I/ We understand that the investments above are bound by the relevant terms and conditions in the relevant product offering documents and relevant subscription and redemption forms.

Please sign below.

Signature: [redacted]

Name of Person/ Company*: [redacted] Date: ____________

Name of Representative: ____________ Position: ____________

*Please delete as appropriate

For Official Use Only I declare that I have provided the above declaration to the client in a language of his choice (English or Chinese) and have invited the client to read the above declaration carefully, ask questions and take independent advice (if the client wishes).

Signature of Licensed Person: [redacted]

Name: [redacted] Date: ____________

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Discretionary Investment Management Agreement

SCHEDULE E – INVESTOR QUESTIONNAIRE AND ASSET ALLOCATION SELECTIONS

Investor Questionnaire

In this section, we would like you to answer a few questions to help us understand your investor profile. It helps us to identify investments appropriate for you. Additionally, it facilitates the alignment of our understanding of your willingness to take investment risk and your expectations with respect to returns. There are 2 parts in this section:

A. **Your investment objectives and risk preference– Portfolio Risk Profile (PRP)**
Your risk preferences can differ depending on your requirements and investment objectives. Higher returns are generally achieved over a longer period of time by accepting greater risk and less certainty. In order to agree on a suitable Portfolio Risk Profile, it is important to understand how much risk you are prepared to accept to achieve your investment goals.

B. **Your financial Knowledge & Experience (K&E)**
Financial instruments vary in terms of complexity. It is therefore important to understand your financial Knowledge and Experience so that the appropriate level of explanation in terms of product features and risks is provided to you.

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Discretionary Investment Management Agreement

A. Your investment objectives and risk preference –Portfolio Risk Profile (PRP)

Important:

Consistency between Risk-Return expectations

Your expectations in terms of 'Annual Return' should be aligned with your 'Investment Objectives and Preference' in order to avoid inconsistencies. For example, if you answer Question A1. on the following page with option 4 you should ideally answer A2. with option 4 as well. Your final Profile depends on all your responses to all the questions.

Worst Decline

Figures represent the worst declines in asset value experienced during the time horizon used for calculation of historical performance (for example, Financial Crisis in years 2008/2009).

Leverage

Leverage can significantly influence the risk and return characteristics of your portfolio. It can magnify both gains and losses, and it is possible to lose more than the capital. You may choose to employ leverage through borrowing or margin trading. Leverage may be used by providing the resulting portfolio risk remains consistent with your Investor Profile. However, option 5 under both Questions A1 and A2 on the following page mean, typically, you are prepared to use leverage.

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Discretionary Investment Management Agreement

A1. Investment Objectives and Risk Preference

The below descriptions of your 'investment objectives and risk preference' represent different views on the level of safety you need for wealth preservation and your income requirements. They reflect the trade-off between desired return and your willingness to accept price, credit and liquidity risks in order to achieve those returns.

Which response best describes your investment objectives and risk preference for this specific portfolio?

1	My objective is **asset preservation. A minimal volatility of asset value is expected.** I am only prepared to face minimal volatility that may result in minimal to low losses	☐	0
2	My objective is **asset preservation. A low volatility of asset value is expected.** I am only prepared to face volatility that may result in low to moderate losses	☐	10
3	My objective is **slight asset appreciation.** Accordingly, I am prepared to face **average volatility of asset value** that may result in moderate losses	☐	20
4	My objective is **substantial asset appreciation.** Accordingly, I am prepared to face **above average volatility of asset value** that may result in considerable losses	☐	30
5	My objective is to **maximise asset appreciation.** Accordingly, I am prepared to face **high volatility of asset value** that may result in significant losses. I am prepared to use leverage	☑	40

A2. Annual Return

The opportunity to make higher returns typically requires the ability and willingness to take a greater amount of risk, which includes the possibility of losses. It is therefore important to consider returns that may be achieved taking into account the risk you are prepared to take. Studies and simulations that are based on historical data have shown that over the long term, financial investments have generated positive average returns. However, there are times when financial markets face severe stress which may result in large drops in the value of financial instruments.

In light of the above which response best describes your expected annual return and the volatility and decline in asset value that you are willing to accept for this specific portfolio?[1]

1	**My expected return is 1% to 3%** and I am willing to accept a volatility of 1% to 4% and **tolerate a decline of up to 10%**	☐	0
2	**My expected return is 3% to 5%** and I am willing to accept a volatility of 4% to 7% and **tolerate a decline of up to 15%**	☐	15
3	**My expected return is 5% to 7%** and I am willing to accept a volatility of 7% to 13% and **tolerate a decline of up to 35%**	☐	30
4	**My expected return is 7% to 9%** and I am willing to accept a volatility of 13% to 20% and **tolerate a decline of up to 50%**	☐	45
5	**My expected return is more than 9%** and I am willing to accept a volatility of more than 20% and **tolerate a decline of more than 50%**	☑	60

[1] Target returns shown are approximate and illustrative as are the volatility and decline in asset value and your actual gains and losses may vary based on your portfolio and prevailing market conditions. ***In particular, the return/decline may be more/less than the values indicated.*** The displayed figures are based on historical performance of the Manager's benchmarks and are subject to change without prior notice to you. The Manager makes no representation that the Account's performance will achieve the figures specified. Past performance is not indicative of future returns.

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A3. Time Horizon

Higher risk investments are generally subject to higher volatility. Therefore, it is important to know the time period over which you seek to achieve your investment objective. All things being equal, you can afford higher risk investments if you invest over a longer time period. This is because you have time to make up for short term volatility. Conversely, if you invest over a shorter period of time, you should consider investing into financial instruments that hold lower risks and therefore are generally exposed to less volatility.

What is the time period you give yourself to achieve your financial goal for this specific portfolio?

1	I want to achieve my goal in a **very short time** (approximately **1 year**)	☐	0
2	I want to achieve my goal in a **short time** (approximately **1–2 years**)	☐	5
3	I want to achieve my goal in a **medium term** (approximately **3–5 years**)	☐	10
4	I want to achieve my goal over a **longer term** (more than **5 years**)	☑ ✓	15

A4. Liquidity

Another time related dimension is the extent to which you intend to rely on your invested assets during your investment period. Your ability to take risk can be significantly limited if you need to access your assets in the short term because higher risk investments are generally subject to higher volatility. The longer you do not need access to your assets the less limitation it will have on your ability to take risk.

Which of the following best describes your expectation to liquidate part of your investments in this specific portfolio?

1	At present I do not intend to **liquidate my assets** during my investment period in Question A3.	☑ ✓	0
2	At present I do not intend to **liquidate more than 50%** of my assets during my investment period in Question A3.	☐	-10
3	At present I intend to **liquidate more than 50%** of my assets during my investment period in Question A3.	☐	-30

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Your Portfolio Risk Profile (PRP)

Please sum up the values of each score given to your answers in section A to obtain your risk profile.

	Asset Preservation	Conservative	Moderate	Aggressive	Leveraged Aggressive
Score	☐ -30 to 24	☐ 25 to 49	☐ 50 to 74	☐ 75 to 99	☑ 100 to 115
Description	My objective is asset preservation. A minimal volatility of asset value is expected. I am only prepared to face minimal volatility that may result in minimal to low losses	My objective is asset preservation. A low volatility of asset value is expected. I am only prepared to face volatility that may result in low to moderate losses	My objective is slight asset appreciation. Accordingly, I am prepared to face average volatility of asset value that may result in moderate losses	My objective is substantial asset appreciation. Accordingly, I am prepared to face above average volatility of asset value that may result in considerable losses	My objective is to maximise asset appreciation. Accordingly, I am prepared to face high volatility of asset value that may result in significant losses. I am prepared to use leverage
Your expected annual returns	1% to 3%	3% to 5%	5% to 7%	7% to 9%	More than 9%
Your expected annual volatility (fluctuations of value of assets)	1% to 4%	4% to 7%	7% to 13%	13% to 20%	More than 20%
Worst decline based on historical data	Up to 10%	Up to 15%	Up to 35%	Up to 50%	More than 50%
Your expected recovery time in case of substantial decline[1]	2 years	2 years	3 years	6 years	More than 6 years

The Portfolio Risk Profile (PRP) is derived taking into consideration, amongst others, your expectation on annual returns and your willingness to accept risk. The table below is a summary of the different risk profiles. When seeking to identify appropriate products for you, the Manager will consider the effect investing in a product will have on the risk score of your portfolio (the Account). The Manager will assess whether the resulting risk score is appropriate with regard to your Portfolio Risk Profile (PRP).

For illustrative purposes only

Return
Leveraged Aggressive
Aggressive
Moderate
Conservative
Asset Preservation
Risk/ Volatility
Liquidity
Bonds
Equities
Hedge Funds and Private Markets

[1] Target returns shown are approximate and illustrative as are the volatility and decline in asset value and your actual gains and losses may vary based on your portfolio and prevailing market conditions. In particular, the return/decline may be more/less than the values indicated. The displayed figures are based on historical performance of the Manager's benchmarks and are subject to change without prior notice to you. The Bank makes no representation that the Account's performance will achieve the figures specified. Past performance is not indicative of future returns

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B. Your financial Knowledge & Experience (K&E)

Understanding your level of financial Knowledge and Experience helps us to provide to you appropriate level of explanation in terms of the product features and risks. It is therefore important for us to know how long you have been investing and how familiar you are with various financial instruments.

Important:

Please note that the financial Knowledge and Experience information you provide on the following page will be applied to all persons operating the account and shall apply to all other accounts you may have in so far as the persons operating such other accounts are identical to this account. If there are changes to the persons operating any of your other accounts, new Knowledge and Experience information shall be obtained.

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B1. Investment Experience Guidelines

Please note that where you indicate below that you have relevant investment knowledge/experience, the Manager will not provide further explanation of the features and risk of the product to you and/or any of the persons operating the account unless requested.

For all product categories below where you check one of the boxes provided, you acknowledge that you understand product key features, scenarios and risks based on:

1 past investment experience (more than 5 trades in the past 2 years)

2 you understand the distinctive characteristics and the important underlying risks of the relevant product class and/or risk aspect

Experiences in the Product	>10 years	6-10 years	1-5 years	<1 year	With Knowledge	No experience
Foreign Exchange/Precious Metal Forwards and Swaps[2]	✓					
Investment Funds[2] *also known as Mutual Funds, Unit Trusts*	✓					
Exchange Traded Funds[3] *closely linked to the net asset value of the underlying index or basket of securities*	✓					
Non-Traditional Asset Classes *including Hedge Funds, Real Estate, Commodities and Private Markets*		✓				
Dual/Triple Currencies Investments *with currencies and/or precious metals underlying*			✓			
Selling Vanilla Call Options *with equities and/or fixed income underlying*	✓					
Selling Vanilla Call & Put Options – with margin trading *with equities, fixed income, currencies and/or precious metals underlying*	✓					
Bull Equity Linked Note (ELN) *also known as Discount Purchase Note, Vanilla ELN, Zero Coupon ELN*	✓					
Knock-Out Equity Linked Note *is a variation of the Bull ELN with knock out features*	✓					
Range Accrual Equity Linked Note *known as Variable Maturity Range Accrual Equity Linked Note (VMRANs) with enhanced potential coupons and callable features*	✓					
Fixed Coupon Equity Linked Note *known as Reverse Convertible Notes (RCN) with unconditional coupon with redemption linked to the performance of the underlying*	✓					
Hybrid Capital Securities[3] *such as Perpetual Bonds and Preferred Shares*	✓					

1 Subject to the exceptions in 2 for 'Foreign Exchange/Precious Metal Forwards and Swaps' and 'Investment Funds' and exceptions in 3 for 'Exchange Traded Funds' and 'Hybrid Capital Securities'
2 Regardless of your indication, the Manager will not explain the features and risks for an account booked and managed in Singapore
3 Regardless of your indication, the Manager will offer to explain the features and risks for an account booked and/or managed in HongKon

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Knowledge of Derivative Products:

1. The Client underwent training or attended courses on derivative products; and/or

2. The Client has current or previous work experience related to derivative products; and/or

3. The Client has executed five or more transactions within the past three years inderivative products, e.g. Derivative Warrants, Callable Bull/Bear Contracts, Stock Options, Futures and Options, Commodities, Structured Products, and Exchange Traded Funds, etc.

[ ] I have at least one of the above experience and/or knowledge on derivative product(s).

[ ] I do not have the above experience and/or knowledge on derivative product(s), but I confirm that I fully read, agreed and understood the relevant risks of the derivative product(s). I understand that I have to acquire enough understanding on derivative product(s) before trading them and I fully accept all relevant risks.

Portfolio Strategies Selections

In this section, we would like you to confirm suitable Portfolio(s) that fits your Portfolio Risk Profile (PRP).

You should consider the amount of risk you are prepared to accept in order to meet your investment objective. Through the selected Portfolio Strategies, you confirm that you have accepted the risks and investment objectives associated with the corresponding Portfolio Strategy. We may, at our sole discretion, amend below benchmark weighting from time to time without giving prior notice to you. You also acknowledge and accept that the weighting or exposure of equities, financial derivatives and equity mutual funds (collectively "equity") is based on assessment of the investment environment by our proprietary view, subject, however, to temporary deviations from the view from time to time at our absolute discretion. The assessment may lead to substantial adjustments of the equity weighting. The weighting bandwidths are widened to accommodate for these substantial adjustments. We will not accept any specific investment instruction from you.

Portfolio Strategies		Benchmark Weighting/
Asset Preservation [____________]		
Asset Allocation	Cash and Cash Equivalents	5%
	Global Bonds and Bond Mutual Funds	95%
Leverage	Leverage Limit	0%
Concentration	Single Securities Max. Exposure	10%
	Sector Max. Exposure (if applicable)	30%
	Geographic Max. Exposure (if applicable)	30%

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Conservative [____________]		
Asset Allocation	Cash and Cash Equivalents	5%
	Global Bonds and Bond Mutual Funds	80%
	Equities, Financial Derivatives and Equity Mutual Funds	5%
	Alternatives (Including Hedge Funds and Private Markets)	10%
Leverage	Leverage Limit	0%
Concentration	Single Securities Max. Exposure	10%
	Sector Max. Exposure (if applicable)	30%
	Geographic Max. Exposure (if applicable)	30%
Moderate [____________]		
Asset Allocation	Cash and Cash Equivalents	5%
	Global Bonds and Bond Mutual Funds	35%
	Equities, Financial Derivatives and Equity Mutual Funds	40%
	Alternatives (Including Hedge Funds and Private Markets)	20%
Leverage	Leverage Limit	50%
Concentration	Single Securities Max. Exposure	30%
	Sector Max. Exposure (if applicable)	50%
	Geographic Max. Exposure (if applicable)	50%
Aggressive [____________]		
Asset Allocation	Cash and Cash Equivalents	5%
	Global Bonds and Bond Mutual Funds	5%
	Equities, Financial Derivatives and Equity Mutual Funds	90%
	Alternatives (Including Hedge Funds and Private Markets)	0%
Leverage	Leverage Limit	100%
Concentration	Single Securities Max. Exposure	50%
	Sector Max. Exposure (if applicable)	100%
	Geographic Max. Exposure (if applicable)	100%
Leveraged Aggressive [________________]		
Asset Allocation	Cash and Cash Equivalents	5%
	Global Bonds and Bond Mutual Funds	0%
	Equities, Financial Derivatives and Equity Mutual Funds	95%
	Alternatives (Including Hedge Funds and Private Markets)	0%
Leverage	Leverage Limit	150%
Concentration	Single Securities Max. Exposure	100%
	Sector Max. Exposure (if applicable)	100%
	Geographic Max. Exposure (if applicable)	100%

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Your Risk Profile is derived from the questions you have answered when filling in this questionnaire. We recommend that you select your Risk Exposure in line with your calculated Risk Profile.
Only where you feel that the calculated Risk Profile does not reflect the risk exposure you are willing to take, you may consider changing your Risk Exposure. Kindly note we will capture your rationale for doing so and we will not accept Risk Exposure that is more than one notch above your Risk Profile. Please use the following boxes to indicate the reason for your selection (you may tick more than one box if applicable):

[ ] I/we have a different view on my/our general Risk Profile than was established by the aforementioned standard questions and wish to override the result.

[ ] Other Reasons (please specify):

____

In case of multiple accounts please indicate name, number or purpose of the accounts to which your above selections shall apply:

First Account No.: ______________________

Second Account No.: ______________________

Your Names	Your Names
Markus Pellmann	
Date	Date
Authorized Signature ______________________	Authorized Signature ______________________

For Manager Official Use Only

Signature of Licensed Person: ____________

Name: ______________________

Date: ______________________

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SCHEDULE F –RISK DISCLOSURE STATEMENT

RISK OF SECURITIES TRADING

The prices of securities fluctuate, sometimes dramatically. The price of a security may move up or down, and may become valueless. It is as likely that losses will be incurred rather than profit made as a result of buying and selling securities.

RISK OF TRADING FUTURES & OPTIONS

The risk of loss in trading futures contracts or options is substantial. In some circumstances, you may sustain losses in excess of your initial margin funds. Placing contingent orders, such as "stop-loss " or "stop-limit " orders, will not necessarily avoid loss. Market conditions may make it impossible to execute such orders. You may be called upon at short notice to deposit additional margin funds. If the required funds are not provided within the prescribed time, your position may be liquidated. You will remain liable for any resulting deficit in your account. You should therefore study and understand futures contracts and options before you trade and carefully consider whether such trading is suitable in the light of your own financial position and investment objectives. If you trade options you should inform yourself of exercise and expiration procedures and your rights and obligations upon exercise or expiry.

RISK OF TRADING IN LEVERAGED FOREIGN EXCHANGE CONTRACTS

The risk of loss in leveraged foreign exchange trading can be substantial. You may sustain losses in excess of your initial margin funds. Placing contingent orders, such as "stop-loss" or "stop-limit" orders, will not necessarily limit losses to the intended amounts. Market conditions may make it impossible to execute such orders. You may be called upon at short notice to deposit additional margin funds. If the required funds are not provided within the prescribed time, your position may be liquidated. You will remain liable for any resulting deficit in your account. You should therefore carefully consider whether such trading is suitable in light of your own financial position and investment objectives.

RISK OF TRADING GROWTH ENTERPRISE MARKET STOCKS

Growth Enterprise Market (GEM) stocks involve a high investment risk. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. GEM stocks may be very volatile and illiquid.

You should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Current information on GEM stocks may only be found on the internet website operated by The Stock Exchange of Hong Kong Limited. GEM Companies are usually not required to issue paid announcements in gazetted newspapers.

You should seek independent professional advice if you are uncertain of or have not understood any aspect of this risk disclosure statement or the nature and risks involved in trading of GEM stocks.

RISK OF CLIENT ASSETS RECEIVED OR HELD OUTSIDE HONG KONG

Assets of yours which are received or held by us outside Hong Kong are subject to the applicable Hong Kong laws and regulations of the relevant overseas jurisdiction which may be different from the Securities and Futures Ordinance (Cap. 571) and the rules made thereunder. Consequently, such assets may not enjoy the same protection as that conferred on those assets which are received or held in Hong Kong.

RISK OF PROVIDING AN AUTHORITY TO REPLEDGE YOUR SECURITIES COLLATERAL ETC.

There is risk if you provide us with an authority that allows us to apply your securities or securities collateral pursuant to a securities borrowing and lending agreement, re-pledge your securities collateral for financial accommodation or deposit your securities collateral as collateral for the discharge and satisfaction of our settlement obligations and liabilities.

If your securities or securities collateral are received or held by us in Hong Kong, the above arrangement is allowed only if you consent in writing. Moreover, unless you are a professional investor, your authority must specify the period for which it is current and be limited to not more than 12 months. If you are a professional investor, these restrictions do not apply.

Additionally, your authority may be deemed to be renewed (i.e. without your written consent) if we issue you a reminder at least 14 days prior to the expiry of the authority, and you do not object to such deemed renewal before the expiry date of your then existing authority.

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You are not required by any law to sign these authorities. But an authority may be required by us, for example, to facilitate margin lending to you or to allow your securities or securities collateral to be lent to or deposited as collateral with third parties. We should explain to you the purposes for which one of these authorities is to be used.
If you sign one of these authorities and your securities or securities collateral are lent to or deposited with third parties, those third parties will have a lien or charge on your securities or securities collateral. Although we are responsible to you for securities or securities collateral lent or deposited under your authority, a default by us could result in the loss of your securities or securities collateral.

A cash account not involving securities borrowing and lending is available from most licensed or registered persons. If you do not require margin facilities or do not wish your securities or securities collateral to be lent or pledged, do not sign the above authorities and ask to open this type of cash account.

RISK OF PROVIDING AN AUTHORITY TO HOLD MAIL OR TO DIRECT MAIL TO THIRD PARTIES

If you provide us with an authority to hold mail or to direct mail to third parties, it is important for you to promptly collect in person all contract notes and statements of your account and review them in detail to ensure that any anomalies or mistakes can be detected in a timely fashion.

RISK OF MARGIN TRADING

The risk of loss in financing a transaction by deposit of collateral is significant. You may sustain losses in excess of your cash and any other assets deposited as collateral with the licensed or registered person. Market conditions may make it impossible to execute contingent orders, such as "stop-loss" or "stop-limit" orders. You may be called upon at short notice to make additional margin deposits or interest payments. If the required margin deposits or interest payments are not made within the prescribed time, your collateral may be liquidated without your consent. Moreover, you will remain liable for any resulting deficit in your account and interest charged on your account. You should therefore carefully consider whether such a financing arrangement is suitable in light of your own financial position and investment objectives.

RISK OF TRADING NASDAQ-AMEX SECURITIES AT THE STOCK EXCHANGE OF HONG KONG LIMITED

The securities under the Nasdaq-Amex Pilot Program (PP) are aimed at sophisticated investors. You should consult us and become familiarized with the PP before trading in the PP securities. You should be aware that the PP securities are not regulated as a primary or secondary listing on the Main Board or the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited.

TRADING AND TRANSMISSION OF DATA THROUGH ELECTRONIC MEANS

All electronic channel and internet is, due to unpredictable traffic congestion and other reason, an inherently unreliable medium of communication and that such unreliability is beyond the control of our company. You acknowledge that, as a result of such unreliability, there are security risks and risks of failure or delay in the transmission and receipt of instructions and other information and that this may result in influence on integrity and privacy of data, failure or delay in the execution of instructions and /or the execution of instructions at prices different from those prevailing at the time the instructions were given.

You further acknowledge and agree that there are risks of interception of instructions as well as of misunderstanding or errors in any communication and that such risks shall be absolutely borne by you. You acknowledge and agree that it is not usually possible to cancel an instruction after it has been given.

You understand and agree to bear all risks involved in trade and transaction entered through electronic means.

ADDITIONAL RISK DISCLOSURE FOR OPTIONS TRADING

This brief statement does not disclose all of the risks and other significant aspects of trading in options. In light of the risks, you should undertake such transactions only if you understand the nature of the contracts (and contractual relationships) into which you are entering and the extent of your exposure to risk. Trading in options is not suitable for many members of the public. You should carefully consider whether trading is appropriate for you in light of your experience, objectives, financial resources and other relevant circumstances.

1. Variable degree of risk

Transactions in options carry a high degree of risk. Purchasers and sellers of options should familiarize themselves with the type of option (i.e. put or call) which they contemplate trading and the associated risks. You should calculate the extent to which the value of the options must increase for your position to become profitable, taking into account the premium and all transaction costs.

The purchaser of options may offset or exercise the option or allow the options to expire. The exercise of an option results either in a cash settlement or in the purchaser acquiring or delivering the underlying interest. If the option is on a futures contract, the purchaser will acquire a futures position with associated liabilities for margin. If the purchased options expire worthless, you will suffer a total loss of your investment which will consist of the option premium plus transaction costs. If you are contemplating

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purchasing deep-out-of-the-money options, you should be aware that the chance of such options becoming profitable or ordinarily is remote.

Selling ('writing' or 'granting') an option generally entails considerably greater risk than purchasing options. Although the premium received by the seller is fixed, the seller may sustain a loss well in excess of that amount. The seller will be liable for additional margin to maintain the position if the market moves unfavorably. The seller will also be exposed to the risk of the purchaser exercising the option and the seller will be obligated to either settle the option in cash or to acquire or deliver the underlying interest. If the option is on a futures contract, the seller will acquire a position in a futures contract with associated liabilities for margin. If the option is 'covered' by the seller holding a corresponding position in the underlying interest or a futures contract or another option, the risk may be reduced. If the option is not covered, the risk of loss can be unlimited.

Certain exchanges in some jurisdictions permit deferred payment of the option premium, exposing the purchaser to liability for margin payments not exceeding the amount of the premium. The purchaser is still subject to the risk of losing the premium and transaction costs. When the option is exercised or expires, the purchaser is responsible for any unpaid premium outstanding at that time.

2. Terms and conditions of contracts
You should ask us about the terms and conditions of the specific futures or options which you are trading and associated obligations (e.g. the circumstances under which you may become obliged to make or take delivery of the underlying interest of a futures contract and, in respect of options , expiration dates and restrictions on the time for exercise). Under certain circumstances the specifications of outstanding contracts (including the exercise price of an option) may be modified by the exchange or clearing house to reflect changes in the underlying interest.

3. Suspension or restriction of trading and pricing relationships

4. Market conditions (e.g. illiquidity) and/or the operation of the rules of certain markets (e.g. the suspension of trading in any contract or contract month because of price limits or "circuit breakers ") may increase the risk of loss by making it difficult or impossible to effect transactions or liquidate / offset positions. If you have sold options, this may increase the risk of loss.

Further, normal pricing relationships between the underlying interest and the futures, and the underlying interest and the option may not exist. This can occur when, for example, the futures contract underlying the option is subject to price limits while the option is not. The absence of an underlying reference price may make it difficult to judge "fair value. "

5. Deposited cash and property
You should familiarize yourself with the protections given to money or other property you deposit for domestic and foreign transactions, particularly in the event of a firm insolvency or bankruptcy. The extent to which you may recover your money or property may be governed by specific legislation or local rules. In some jurisdictions, property which had been specifically identifiable as your own will be pro-rated in the same manner as cash for purposes of distribution in the event of a shortfall.

6. Commission and other charges
Before you begin to trade, you should obtain a clear explanation of all commission, fees and other charges for which you will be liable. These charges will affect your net profit (if any) or increase your loss.

7. Transactions in other jurisdictions

Transactions on markets in other jurisdictions, including markets formally linked to a domestic market, may expose you to additional risk. Such markets may be subject to regulation which may offer different or diminished investor protection. Before you trade you should enquire about any rules relevant to your particular transactions. Your local regulatory authority will be unable to compel the enforcement of the rules of regulatory authorities or markets in other jurisdictions where your transactions have been effected. You should ask us for details about the types of redress available in both your home jurisdiction and other relevant jurisdictions before you start to trade.

8. Currency risks
The profit or loss in transactions in foreign currency-denominated contracts (whether they are traded in your own or another jurisdiction) will be affected by fluctuations in currency rates where there is a need to convert from the currency denomination of the contract to another currency.

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9. Trading facilities
Electronic trading facilities are supported by computer-based component systems for the order-routing, execution, matching, registration or clearing of trades. As with all facilities and systems, they are vulnerable to temporary disruption or failure. Your ability to recover certain losses may be subject to limits on liability imposed by the system provider, the market, the clearing house and/or participant firms. Such limits may vary: you should ask us for details in this respect.

10. Electronic trading
Trading on an electronic trading system may differ from trading on other electronic trading systems. If you undertake transactions on an electronic trading system, you will be exposed to risks associated with the system including the failure of hardware and software. The result of any system failure may be that your order is either not executed according to your instructions or is not executed at all.

11. Off-exchange transactions
In some jurisdictions, and only then in restricted circumstances, firms are permitted to effect off-exchange transactions. The firm with which you deal may be acting as your counterparty to the transaction. It may be difficult or impossible to liquidate an existing position, to assess the value, to determine a fair price or to assess the exposure to risk. For these reasons, these transactions may involve increased risks. Off-exchange transactions may be less regulated or subject to a separate regulatory regime. Before you undertake such transactions, you should familiarize yourself with applicable rules and attendant risks.

ADDITIONAL RISK DISCLOSURE FOR TRADING DERIVATIVE PRODUCTS

This brief statement is for general guidance only and is intended to describe various risk factors associated with an investment in derivative products, but does not purport to be comprehensive.

Dealing in derivatives involve risks, and the responsibility for ensuring you fully understand the contractual terms of such transactions rests with you. In choosing to deal in such products you should consider carefully whether they are suitable for you in light of your experience, objectives, financial position and other relevant circumstances. You should if applicable consult your own legal, tax, accounting and such other advisers as you deem appropriate to help you fully understand the nature of the contracts you will be entering into and the extent of your exposure to risks and potential financial loss.

Any investment in derivatives should only be made after assessing the direction, timing, and magnitude of the potential future changes in the value to the underlying asset, as the return of any such investment may be dependent upon such changes. However, risks in dealing with derivatives are not and should not be presumed to be predictable.

1. Warrants
A warrant is a right to subscribe for shares, debentures, loan stock or government securities, and is exercisable against the original issuer of the securities, or in the case of a covered warrant against someone other than the issuer of the underlying security. Covered warrants generally constitute unsecured contractual obligations of the issuer (and/or the guarantor (if any) and of no other person.

Risk factors relevant to the warrants include the following:

Warrants involve a high degree of risk, and are subject to a number of risks which may include interest, foreign exchange, time value and/or political risks. Prospective purchasers of warrants should recognize that their warrants may expire worthless.

Warrants often involve a high degree of gearing, so that a relatively small movement in the price of the underlying security may result in a disproportionately large movement in the price of the warrant. The price of warrants may fall in value as rapidly as they may rise and purchasers should not buy warrants unless they are prepared to sustain a total loss of the purchase price of their warrants. The risk reflects the nature of a warrant as an asset which, other factors held constant, tends to decline in value over time and which may become worthless when it expires. Assuming all other factors are held constant, the more a warrant is out-of-the- money and the shorter its remaining term to expiration, the greater the risk that purchasers of such warrants will lose all or part of their investment.

The risk of losing all or any part of the purchase price of a warrant upon expiration means that, in order to recover and realize a

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return on investment, a purchaser of warrant must generally anticipate correctly the direction, timing and magnitude of any change in the value of the relevant reference share(s), index of such other reference basis (the "Underlying Assets ") as may be specified in the applicable listing document.

Fluctuations in the value of the relevant Underlying Asset may affect the value of the warrants. Purchasers of warrants therefore risk losing their entire investment if the value of the relevant underlying basis of reference does not move in the anticipated direction.

Prospective purchasers of warrants should be aware that an investment in the warrants involves valuation risk as regards the Underlying Assets to which the warrants relate. The value of the Underlying Asset may vary over time and may increase or decrease by reference to a variety of factors which may include corporate actions, macro economic factors and speculation. Where the share or other security is a basket comprised of various securities, indices, currencies, commodities, interest rates or other assets, instruments or prices, basis fluctuations in the value of any one component item in such basket may be offset or intensified by fluctuations in the value of the other component items which comprise the relevant basket.

Prospective purchasers of warrants should be experienced with respect to options and option transactions and should understand the risk of transactions involving warrants. In general, certain of the risks associated with warrants are similar to those generally applicable to other options or warrants of private corporate issuers. Prospective purchases should reach an investment decision only after careful consideration, with their advisers, of the suitability of any warrants in light of their financial circumstances, the information regarding the relevant warrants and the particular Underlying Asset to which the value of the warrants may relate.

If, whilst any warrants remain unexercised, trading in the underlying shares or series of shares that make up a basket of equity securities is suspended on the Hong Kong Stock Exchange or any other relevant stock exchange, trading in the warrants may be suspended for a similar period.

The cash settlement amount at any time prior to expiration is typically expected to be less than the trading price of such warrants at that time. The difference between the trading price and the cash settlement amount as the case may be, will reflect, among other things, a time value for the warrants. The time value of the warrants will depend partly upon the length of the period remaining to expiration and expectations concerning the value of the Underlying Asset.

Prospective purchasers intending to purchase warrants to hedge against the market risk associated with investing in the Underlying Asset should recognize the complexities of utilizing warrants in this manner. For example, the value of the warrants may not exactly correlate with the value of the Underlying Asset. Due to fluctuations in supply and demand for the warrants, there is no assurance that their value will correlate with movements of the Underlying Asset.

Investors should note that in the event of there being a settlement disruption event or a market disruption event delivery of share certificates to underlying shares, electronic settlement of the underlying shares through CCASS or payment of the cash settlement amount, as the case may be, may be delayed.

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Investors should note that there may be an exchange rate risk in the case of index warrants where the cash settlement amount will be converted from a foreign currency into Hong Kong dollars.

Any downgrading of the issuer' s rating by rating agencies could result in a reduction in the value of the warrants.

You should read the terms and conditions to each series of warrants carefully before investing and not take for granted that the terms to one series of warrant will necessarily be the same for another, irrespective of whether such warrants are issued by the same issuer, listed on the same exchange or over the same Underlying Assets.

2. OTC Options

OTC derivative transactions involve a variety of significant risks. The specific risks presented by a particular OTC derivative transaction will necessarily depend upon the terms of the transaction. In general, all OTC derivative transactions involve some combination of market risk, credit risk, funding risk and operational risk.

There may be other significant risks that you should consider based on the terms of a specific transaction. Highly customized OTC derivative transactions in particular may increase liquidity risk and introduce other significant risk factors of a complex character. Highly leveraged transactions may experience substantial gains or losses in value as a result of relatively small changes in the value or level of an underlying asset or related market factor.

In evaluating the risks and contractual obligations associated with a particular OTC derivative transaction, you should also consider that an OTC derivative transaction may be modified or terminated only by mutual consent of the original parties and subject to agreement on individually negotiated terms. Accordingly, it may /may not be possible for you to modify, terminate or offset your obligations or your exposure to the risk associated with a transaction prior to its scheduled termination date.

As a purchaser of OTC options you should understand that if they expire worthless you will suffer a total loss of your investment and as a seller of OTC options you may sustain a total loss well in excess of the premium amount you receive from your counterparty and find yourself liable for additional margin to maintain your position if the market moves unfavorably against you.

3. Equity Linked Noted

An investment in Equity Linked Notes will involve an exposure to the fluctuations and valuation risk of the underlying asset. Before entering into such products you should understand the nature of transactions in securities with a value derived from another asset.

The value of an underlying asset may vary over the time of your investment and may increase or decrease by reference to a variety of factors which may include corporate actions, macro-economic factors and speculation. Where the underlying asset is a basket of equities, fluctuations in the value of any one asset may be offset or intensified by fluctuations in the value of another component of the basket.

You should read the terms and conditions to an issue thoroughly before making the decision to invest.–

- - End of Risk Disclosure Statement - -

38

Discretionary Investment Management Agreement

DECLARATION BY PLUTUS ASSET MANAGEMENT LIMITED
LICENSED STAFF

I,________________________, hereby confirm that:

(a) I have provided the risk disclosure statement above to the Client in both English and Chinese versions and the Client's choice of language is the Chinese / English (Note: delete irrelevant item) version; and

(b) I have invited the Client to read the risk disclosure statement above, ask questions and take independent advice if the Client wishes.

____

Name:
CE Number:
Date:

ACKNOWLEDGEMENT BY THE CLIENT

I, [redacted], hereby confirm that:

(a) I have been provided the risk disclosure statement above in both English and Chinese versions and my choice of language is the Chinese / English (Note: delete irrelevant item) version; and

(b) I have been invited to read the risk disclosure statement above, to ask questions and to take independent advice if I wish.

[redacted]

____

Name: [redacted]
Date:

39

Discretionary Investment Management Agreement

SCHEDULE G – LIST OF CUSTODIANS

Details of Custodian:

1. Name of Custodian/Broker: [redacted]

   Account Name: [redacted]

   Account Number: [redacted]

   Tel Number: [redacted]

   Fax Number: Nil

   Email Address: [redacted]

   Others: Nil

Details of Custodian:

2. Name of Custodian/Broker: [redacted]

   Account Name: [redacted].

   Account Number: [redacted]

   Tel Number:

   Fax Number: Nil

   Email Address:

   Others: Nil

40

Discretionary Investment Management Agreement PLUTUS ASSET MANAGEMENT LIMITED

SCHEDULE H – DISCLOSURE OF BENEFITS

The Manager may receive monetary benefits and trading profit in addition to the fees set out in Schedule A. It may earn and retain such remuneration from product providers in the course of providing discretionary management services to the client and receiving trading profits from products purchased from or sold to third parties for the client.

Below checklist sets out the monetary benefits and trading profit which may be received by the Manager, as required under the Hong Kong Code of Conduct for Persons Licensed by or Registered with the Securities and Futures Commission.

The Manager may also receive non-monetary benefits, such as research report, market analysis data, portfolio analysis, training and seminars from the product issuer.

Type of investment product (non-exhaustive)	Monetary benefits receivable or trading profits made by the Manager and/or its associate*
Bonds	Up to 5% of the investment amount of the transaction
Equities	Up to 1% of the investment amount of the transaction
Structure Products	Up to 5% of the investment amount of the transaction
Fund	Initial commission rebate: Up to 5% of the subscription amount Trailer fee: Up to 100% of a fund's annual management fee
FX	Up to 5% of the investment amount of the transaction

41